Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AMAG PHARMACEUTICALS, INC.

MAGELLAN MERGER SUB, INC.,

PEROSPHERE PHARMACEUTICALS INC.

AND

BRYAN E. LAULICHT, AS COMPANY EQUITYHOLDER REPRESENTATIVE

Dated as of

December 12, 2018

2.24	Certain Business Relationships With Affiliates	40
2.25	Brokers’ Fees	40
2.26	Books and Records	40
2.27	Controls and Procedures	41
2.28	Company Debt	41
2.29	Products	41
2.30	Disclosure	41
2.31	No Other Representations	41

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB	41

3.1	Organization and Corporate Power	41
3.2	Merger Sub	42
3.3	Authorization of Transaction	42
3.4	Noncontravention	42

ARTICLE IV	COVENANTS	42

4.1	Closing Efforts	42
4.2	Operation of Business	43
4.3	Expenses	43
4.4	Section 280G Matters	43
4.5	Access to Information	44
4.6	Product Regulatory Meetings	44
4.7	Notification of Certain Matters	45
4.8	Certain Financial Statements	45
4.9	No Solicitation	46
4.10	Termination of 401(k) Plan	46
4.11	Indemnification and Insurance Tails	46
4.12	Convertible Note Interest	47

ARTICLE V	TAX MATTERS	47

5.1	Preparation and Filing of Tax Returns; Payment of Taxes	47
5.2	Allocation of Certain Taxes	48
5.3	Cooperation on Tax Matters; Tax Audits	48
5.4	Refunds	48
5.5	Amendment of Tax Returns	49

ARTICLE VI	CONDITIONS TO CONSUMMATION OF THE MERGER	49

6.1	Conditions to Obligations of the Buyer and Merger Sub	49
6.2	Conditions to Obligations of the Company	52

ARTICLE VII	INDEMNIFICATION	52

7.1	Indemnification by the Company Equityholders	52
7.2	Indemnification by the Buyer	54
7.3	Indemnification Claims	54
7.4	Survival of Representations and Warranties	57
7.5	Limitations	57

7.6	Set-Off Rights	59
7.7	Tax Treatment of Indemnification Payments	60

ARTICLE VIII	TERMINATION	60

8.1	Termination of Agreement	60
8.2	Effect of Termination	61

ARTICLE IX	DEFINITIONS	61

ARTICLE X	MISCELLANEOUS	76

10.1	Press Releases and Announcements	76
10.2	Further Assurances; Post-Closing Cooperation	77
10.3	Third-Party Beneficiaries	77
10.4	Entire Agreement	77
10.5	Succession and Assignment	77
10.6	Counterparts and Facsimile Signature	77
10.7	Headings	77
10.8	Notices	77
10.9	Amendments and Waivers	79
10.10	Severability; Invalid Provisions	79
10.11	Governing Law	79
10.12	Submission to Jurisdiction	79
10.13	WAIVER OF TRIAL BY JURY	80
10.14	Specific Performance	80
10.15	Construction	80

Exhibits:

Exhibit A	Written Consent, Joinder, Release and Waiver
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Closing Date Balance Sheet
Exhibit F	Form of Warrant Surrender Agreement
Exhibit G	Allocation Schedule
Exhibit H	Form of Escrow Agreement
Exhibit I	Form of Option Surrender Agreement
Exhibit J	Certificate of Amendment

Schedules:

Schedule 1	Non-Competition Agreement Signatories
Schedule 2	Key Persons
Schedule 3	Signing Amendments
Schedule 1.12(e)	Final Adjustment Amount
Schedule 4.11	D&O Indemnification Agreements
Schedule 6.1(b)	Required Consents and Notices

Schedule 6.1(g)	Departing Individuals
Schedule 6.1(p)	Terminated or Amended Agreements
Schedule 9.1(a)	Designated Event
Schedule 9.1(b)	Specified Severance Arrangements

Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of December 12, 2018 by and among AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Buyer”), Magellan Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Buyer (“Merger Sub”), Perosphere Pharmaceuticals Inc., a Delaware corporation (the “Company”), and Bryan E. Laulicht (the “Company Equityholder Representative”).

RECITALS

WHEREAS, the respective Boards of Directors of the Buyer, Merger Sub and the Company have each determined that it is advisable and in the best interests of the Buyer, Merger Sub and the Company, respectively, and their respective stockholders that the Company be acquired by the Buyer;

WHEREAS, the acquisition of the Company shall be effected through a merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Buyer;

WHEREAS, following the approval of this Agreement by the Board of Directors of the Company, (a) the Company has delivered the Disclosure Statement to holders of all of the outstanding Company Shares and (b) as an inducement to the willingness of the Buyer and Merger Sub to enter into this Agreement, holders of Company Shares representing at least a majority of the outstanding voting power of the Company (which, for the avoidance of doubt, shall include any Company Restricted Shares, if any) have signed the written consent, joinder, release and waiver attached hereto as Exhibit A, which, in accordance with Section 228(c) of the DGCL, shall be effective as of immediately after the execution and delivery of this Agreement (the “Written Consent”);

WHEREAS, as an inducement to the willingness of the Buyer and Merger Sub to enter into this Agreement, each stockholder named on Schedule 1 has executed a non-competition agreement in the form attached hereto as Exhibit B;

WHEREAS, as an inducement to the willingness of the Buyer and Merger Sub to enter into this Agreement, each employee of the Company named on Schedule 2 (the “Key Persons”) has accepted an offer of employment or continued employment, or has entered into a consulting arrangement, with the Buyer or the Company (as designated by the Buyer), effective upon the occurrence of the Closing, on terms satisfactory to the Buyer (collectively, the “Key Person Arrangements”); and

WHEREAS, as an inducement to the willingness of the Buyer and Merger Sub to enter into this Agreement, the Company has delivered signed copies of amendments or restatements of the agreements listed on Schedule 3 in each case in a form satisfactory to the Buyer and to be effective upon the Closing (the “Signing Amendments”).

NOW THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I
THE MERGER

1.1                               The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company at the Effective Time.  From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.  The Merger shall have the effects set forth in Section 259 of the DGCL.

1.2                               The Closing.  The Closing shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, commencing at 10:00 a.m. local time on the Closing Date.

1.3                               Actions at the Closing.  At or immediately prior to the Closing:

(a)                                 the Company shall deliver to the Buyer and Merger Sub the various certificates, instruments and documents referred to in Section 6.1;

(b)                                 the Buyer and Merger Sub shall deliver to the Company the various certificates, instruments and documents referred to in Section 6.2;

(c)                                  the Buyer shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware; and

(d)                                 the Buyer shall:

(i)                                     pay (in accordance with the applicable wire transfer instructions accompanying the Pre-Closing Certificate) the Company Expenses identified in the Pre-Closing Certificate to the Persons to whom such Company Expenses are owed (as set forth in the Pre-Closing Certificate);

(ii)                                  pay (in accordance with the applicable wire transfer instructions accompanying the Pre-Closing Certificate) the Company Debt identified in the Pre-Closing Certificate to the Persons to whom such Company Debt is owed (as set forth in the Pre-Closing Certificate);

(iii)                               pay (in accordance with the Surviving Corporation’s standard payroll practices and any applicable terms of the applicable Employee Obligation) the Employee Obligations identified in the Pre-Closing Certificate to the Persons to whom such Employee Obligations are owed (as set forth in the Pre-Closing Certificate);

(iv)                              deposit the General Escrow Amount and the Adjustment Escrow Amount with the Escrow Agent to be held in accordance with and subject to the terms and conditions of the Escrow Agreement;

(v)                                 deliver the Company Equityholder Representative Expense Amount to the Company Equityholder Representative in accordance with the applicable wire transfer instructions accompanying the Pre-Closing Certificate; and

(vi)                              pay (by wire transfer) to the Payment Agent an amount in cash equal to the portion of the Closing Merger Consideration payable pursuant to Section 1.5.

1.4                               Additional Actions.  The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

1.5                               Conversion of Company Shares; Conversion of Merger Sub Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holder of any Company Share:

(a)                                 Conversion of Company Shares.  All Company Shares that are issued and outstanding as of immediately prior to the Effective Time (other than Dissenting Shares and Company Shares referenced in Section 1.5(b)) shall be cancelled and converted, in the aggregate, into the right of the holders thereof to receive their respective portions, without interest and subject to Section 1.14, of (i) the Closing Merger Consideration, such portions to be as shown on the Allocation Schedule, and (ii) any Future Payment that may become payable pursuant to the terms of this Agreement and the Escrow Agreement, such portions to be as shown on the Allocation Schedule.

(b)                                 Cancellation of Treasury Stock.  Any Company Shares held in the Company’s treasury immediately prior to the Effective Time shall be cancelled and retired without payment of any consideration therefor.

(c)                                  Capital Stock of Merger Sub. Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one share of common stock, $0.001 par value per share, of the Surviving Corporation.

1.6                               Dissenting Shares.

(a)                                 Dissenting Shares shall not be converted into or represent the right to receive the amounts payable, if any, in respect of such Company Shares pursuant to Section 1.5 unless the holder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal.  If such holder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive pursuant to Section 1.10 the amounts payable (or that may become payable), if any, in respect of such Company Shares pursuant to Section 1.5.

(b)                                 The Company shall give the Buyer (i) prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of the Buyer, make voluntarily any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands.

1.7                               Certificate of Incorporation and By-laws; Directors and Officers.

(a)                                 The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be amended to read in its entirety in the form attached as Exhibit C.

(b)                                 The By-laws of the Surviving Corporation immediately following the Effective Time shall be the same as the By-laws of Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

(c)                                  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

1.8                               No Further Rights.  From and after the Effective Time, no Company Shares shall be deemed to be outstanding, and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto, except as provided herein or by Law.

1.9                               Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made.  If, after the Effective Time, certificates formerly representing Company Shares are presented to the Buyer or the Surviving Corporation, they shall be cancelled and exchanged for the applicable amounts payable, if any, in respect of such Company Shares pursuant to Section 1.5, subject to the provisions of Article VII and subject further to applicable Law in the case of Dissenting Shares.

1.10                        Appointment of Payment Agent; Exchange of Shares.

(a)                                 Prior to the Effective Time, the Buyer shall appoint a payment agent (the “Payment Agent”) to effect the payment and distribution of the Aggregate Merger Consideration that becomes payable pursuant to Section 1.5 or Section 1.13(c), in exchange for Company Shares or Company Warrants.  Promptly (and in no event more than five (5) business days) following the Effective Time, the Buyer shall cause the Payment Agent to send a notice and a letter of transmittal in the form of Exhibit D (a “Letter of Transmittal”) to each holder of Company Shares whose address appears in the Company’s stock books advising such holder of the effectiveness of the Merger and the procedure, if applicable, for surrendering to the Payment Agent any Company Certificate held by such holder in exchange for the amounts payable (or that become payable) to such holder pursuant to Section 1.5.

(b)                                 Each holder of Company Shares upon submission to the Payment Agent of a properly completed and signed Letter of Transmittal, and, if applicable, proper surrender of a Company Certificate, in each case in accordance with the instructions set forth therein, shall be entitled to receive in exchange therefor (subject to Section 1.14) (i) any portion of the Closing Merger Consideration payable to such holder pursuant to Section 1.5 and (ii) any portion of any Future Payment that becomes payable under this Agreement and the Escrow Agreement to such holder pursuant to Section 1.5.  Until properly surrendered, each Company Certificate shall be deemed for all purposes to evidence only the right to receive the cash amounts payable pursuant to Section 1.5.

(c)                                  If any payment is to be made to or in the name of a Person other than the Person in whose name the applicable Company Shares appear on the Company’s share register, including, if applicable, the Company Certificate surrendered in exchange therefor is registered, it shall be a condition to such payment that (i) the Company Shares so surrendered shall be transferable, and, if applicable, the Company Certificate shall be properly assigned, endorsed or accompanied by appropriate stock powers, (ii) such transfer shall otherwise be proper, and (iii) the Person requesting such transfer shall pay to the Payment Agent any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Payment Agent that such Taxes have been paid or are not required to be paid.  Notwithstanding the foregoing, neither the Payment Agent nor any Party shall be liable to a Company Stockholder for any amount payable to such Company Stockholder pursuant to Section 1.5 that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d)                                 In the event any Company Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, (ii) delivery by such Person of an agreement to indemnify the Buyer against any claim that may be made against the Buyer with respect to the Company Certificate alleged to have been lost, stolen or destroyed and (iii) if so requested, delivery by such Person of a bond in such sum as the Buyer may reasonably direct the Payment Agent to require, the Payment Agent shall deliver to the holder of Company Shares formerly represented by such lost, stolen or destroyed Company Certificate the cash amounts payable (or that become payable), if any, pursuant to Section 1.5.

(e)                                  Any amount made available to the Payment Agent in accordance with this Agreement that remains unclaimed by the Person entitled to such amount six (6) months after such amount is made available to the Payment Agent shall be returned to the Buyer and any Person who has not completed the exchange procedures set forth in this Section 1.10 shall thereafter look only to the Buyer for delivery of the portion of the consideration that such Person is entitled to received pursuant to this Agreement, without any interest thereon.

(f)                                   Notwithstanding anything to the contrary herein, to the maximum extent permitted by law, (i) the Payment Agent and Buyer shall be entitled to rely conclusively on the Allocation Schedule as in effect from time to time, (ii) the allocation and distribution of funds in accordance with the Allocation Schedule shall not be subject to any challenge or claim by any Person, and (iii) no Person shall have or make any claim against the Payment Agent, the Buyer or any of their respective Affiliates in connection with the Payment Agent’s or the Buyer’s delivery of funds in accordance with the Allocation Schedule.

1.11                        Company Equityholder Representative.

(a)                                 To facilitate the administration of the transactions contemplated by this Agreement and the Escrow Agreement, including the resolution of any disputes relating to  claims for indemnification pursuant to Article VII and any other actions required or permitted to be taken by the Company Equityholder Representative under this Agreement or the Escrow Agreement, the Company Equityholders, by the terms of this Agreement and their execution and delivery, as applicable, of the Written Consent, the Letter of Transmittal, an Option Surrender Agreement and/or a Warrant Surrender Agreement, hereby (i) designate the Company Equityholder Representative as their representative, attorney-in-fact and agent, (ii) authorize the Company Equityholder Representative to receive the Company Equityholder Representative Expense Amount and make payments from the Company Equityholder Representative Expense Amount and (iii) authorize the Company Equityholder Representative to give and receive all notices required to be given under this Agreement and the Escrow Agreement, to negotiate, resolve and settle any disputes or claims regarding the Closing Net Working Capital, achievement of the Milestones, the determination of the Milestone Payment and any claims for indemnification under Article VII, and to take any and all additional action as is contemplated to be taken by or on their (or any of their) behalf or by the Company Equityholder Representative by the terms of this Agreement and/or the Escrow Agreement.  All such actions shall be deemed to be facts ascertainable outside this Agreement and shall be binding on the Company Equityholders.

(b)                                 In the event that Bryan E. Laulicht becomes unable to perform the Company Equityholder Representative’s responsibilities hereunder or resigns from such position, the position of Company Equityholder Representative shall thereafter be filled by a majority in interest of the Company Equityholders, voting together as a single class on an as-converted basis, and such substituted representative shall be deemed to be the Company Equityholder Representative for all purposes of this Agreement and the Escrow Agreement and the documents delivered pursuant hereto or thereto.

(c)                                  Upon any replacement of the Company Equityholder Representative, the Company Equityholder Representative being replaced shall transfer, or shall deem to transfer, to the new Company Equityholder Representative the balance of any unexpended Company Equityholder Representative Expense Amount.

(d)                                 All decisions and actions by the Company Equityholder Representative in connection with the transactions contemplated by this Agreement or the Escrow Agreement, including the resolution and disposition of any disputes regarding the determination of Closing Net Working Capital or any Milestone Payment or the achievement of any Milestone and claims for indemnification pursuant to Article VII and any other actions required or permitted to be taken by the Company Equityholder Representative under this Agreement or the Escrow Agreement, shall be binding upon each Company Equityholder, and no Company Equityholder shall have the right to object, dissent, protest or otherwise contest the same.

(e)                                  Any decision, act, consent, waiver or instruction of the Company Equityholder Representative in connection with this Agreement or the Escrow Agreement shall constitute a decision of all the Company Equityholders and shall be final, binding and conclusive upon each Company Equityholder, and the Buyer and the Surviving Corporation shall be entitled to rely conclusively on the decisions, acts, consents, waivers and instructions of the Company Equityholder Representative as to any determination relating to the transactions contemplated by this Agreement or the Escrow Agreement as being the decision, act, consent, waiver or instruction of every Company Equityholder, including the resolution and disposition of any disputes regarding the determination of Closing Net Working Capital, any Milestone Payment or the achievement of any Milestone and claims for indemnification pursuant to Article VII, the disbursement of all or any portion of the General Escrow Fund or the Adjustment Escrow Fund and any other actions required or permitted to be taken by the Company Equityholder Representative under this Agreement or the Escrow Agreement, all of which shall be final, conclusive and binding upon each Company Equityholder; no Person shall have any cause of action against the Buyer, the Surviving Corporation, or any of their respective directors, officers, employees, agents or Affiliates for any action taken by the Buyer or the Surviving Corporation in reliance upon any decision, act, consent, waiver or instruction of the Company Equityholder Representative; and the Buyer and the Surviving Corporation are each hereby relieved from any liability to any Person for any acts done by it in accordance with such decision, act, consent, waiver or instruction of the Company Equityholder Representative.

(f)                                   None of the Buyer, the Surviving Corporation or any Company Equityholder shall have any cause of action against the Company Equityholder Representative for any action taken, decision made or instruction given by the Company Equityholder Representative under this Agreement or the Escrow Agreement, except in cases of Fraud, gross negligence or bad faith.

(g)                                  The provisions of this Section 1.11 are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that the Buyer or any Company Equityholder may have in connection with the transactions contemplated by this Agreement or the Escrow Agreement.

(h)                                 The Company Equityholders shall, in accordance with their Pro Rata Share, severally, but not jointly, indemnify and reimburse the Company Equityholder Representative for any reasonable expense incurred without Fraud, gross negligence or bad faith on the part of the Company Equityholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder (“Representative Reimbursable Expenses”). Any such claim for indemnification shall be satisfied first from any then available portion of the remaining Company Equityholder Representative Expense Amount and, if such amount is insufficient to satisfy any such Representative Reimbursable Expense, from the first proceeds from any Future Payments otherwise available for distribution to the Company Equityholders. Without limiting the foregoing, the Company Equityholder Representative shall have the right to engage legal counsel and other professional advisers to assist it in the administration of Company Equityholder Representative’s duties hereunder, and any and all reasonable fees and expenses of such counsel and advisers shall be deemed Representative Reimbursable Expenses.  In no event shall the Buyer or the Surviving Corporation (or any of their respective Affiliates) be obligated to reimburse the Company Equityholder Representative for any costs or expenses of the Company Equityholder Representative, whether or not such costs or expenses constitute Representative Reimbursable Expenses.

(i)                                     At the Effective Time, the Buyer shall (in accordance with Section 1.3(d)(v)) pay the Company Equityholder Representative Expense Amount to the Company Equityholder Representative, which Company Equityholder Representative Expense Amount shall be maintained by the Company Equityholder Representative in a segregated account.  Upon the determination of the Company Equityholder Representative that retaining any portion of the Company Equityholder Representative Expense Amount is no longer necessary, the Company Equityholder Representative shall deliver any then remaining portion of the Company Equityholder Representative Expense Amount (the “Company Equityholder Representative Account Payment”) to the Buyer for further payment in accordance with the Allocation Schedule.

1.12                        Post-Closing Adjustment.  The Closing Merger Consideration shall be adjusted after the Closing as follows:

(a)                                 As soon as practicable, but in any event within one hundred and twenty (120) days following the Closing Date, the Buyer shall deliver, or cause to be delivered, to the Company Equityholder Representative an unaudited balance sheet of the Company (the “Preliminary Closing Date Balance Sheet”) as of the close of business on the Closing Date prepared in accordance with GAAP (applied on a basis consistent with the application thereof to the Financial Statements) and in the form and format of Exhibit E.

(b)                                 Subject to the resolution of any disputes pursuant to this Section 1.12, within five (5) business days after the determination of the Final Closing Date Balance Sheet (as defined below):

(i)                                     (A) if the sum of the Estimated Net Working Capital and the Estimated Closing Cash exceeds (B) the sum of the Closing Net Working Capital and the Closing Cash (such amount resulting from subtracting the amount described in the foregoing clause (ii) from the amount described in the foregoing clause (i) being referred to hereinafter as the “Closing Shortfall”), the Buyer shall be entitled to a payment from the Company Equityholders in an amount equal to the Closing Shortfall, which shall be treated as a downward adjustment to the Closing Merger Consideration payable to the Company Equityholders for Tax purposes; and

(ii)                                  (A) if the sum of the Closing Net Working Capital and the Closing Cash exceeds (B) the sum of Estimated Net Working Capital and the Estimated Closing Cash (such amount resulting from subtracting the amount described in the foregoing clause (ii) from the amount described in the foregoing clause (i) being referred to hereinafter as the “Closing Excess”), the Company Equityholders shall be entitled to a payment from the Buyer, in accordance with Section 1.16, in an amount equal to the Closing Excess, which shall be treated as an upward adjustment to the Closing Merger Consideration payable to the Company Equityholders for Tax purposes.

(c)                                  In the event of a Closing Shortfall, the Buyer and the Company Equityholder Representative shall, within five (5) business days after the determination of the Final Closing Date Balance Sheet, deliver to the Escrow Agent a joint instruction letter signed by each such Party instructing the Escrow Agent to disburse from the General Escrow Fund an amount in cash equal to the Closing Shortfall to one or more accounts designated by the Buyer.  If the Closing Shortfall exceeds the available General Escrow Fund (as reduced by claims for indemnification pursuant to Article VII which have previously been satisfied from the General Escrow Amount or which are then pending), the excess shall be deducted from the first proceeds of any Future Payments otherwise available for distribution to the Company Equityholders.

(d)                                 As of the thirtieth (30th) day following the delivery thereof to the Company Equityholder Representative, the Preliminary Closing Date Balance Sheet shall be final, binding and conclusive on the Parties and all Company Equityholders for purposes of this Section 1.12 unless, prior to such thirtieth (30th) day, the Company Equityholder Representative shall have notified the Buyer in writing of each item on the Preliminary Closing Date Balance Sheet disputed by the Company Equityholder Representative, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute.  In the event of such a dispute, the Buyer and the Company Equityholder Representative shall attempt to reconcile their differences.  If the Buyer and the Company Equityholder Representative are unable to reach a resolution within twenty (20) days after receipt by the Buyer of the Company Equityholder Representative’s written notice of such dispute, the Buyer and the Company Equityholder Representative shall submit the items remaining in dispute for resolution to the Neutral Accountant, which shall, within thirty (30) days of such submission, determine and report to the Company Equityholder Representative and the Buyer upon such remaining disputed items, and such report shall be final, binding and conclusive on all Parties and the Company Equityholders.  In resolving any disputed items, the Neutral Accountant shall apply the accounting principles described in Section 1.12(a).  The Neutral Accountant shall act as an expert and not as an arbitrator.  The Preliminary Closing Date Balance Sheet that has not been challenged, has been reconciled, or has been determined by the Neutral Accountant pursuant to this Section 1.12 is referred to herein as the “Final Closing Date Balance Sheet” and shall be final, binding and conclusive on all Parties and the Company Equityholders for purposes of this Section 1.12.  The fees and disbursements of the Neutral Accountant shall be allocated equally between the Buyer, on the one hand, and the Company Equityholders, on the other hand.  The Parties agree that the procedures set forth in this Section 1.12(d) for resolving disputes with respect to the Preliminary Closing Date Balance Sheet, the Closing Shortfall, the Closing Excess, the Closing Net Working Capital or the Closing Cash shall (notwithstanding anything to the contrary contained in this Agreement) be the sole and exclusive procedures for resolving any such disputes, provided that nothing herein shall preclude any Party from instituting litigation in a court of competent jurisdiction to enforce the determination of the Neutral Accountant or any agreement of the Parties with respect to the resolution of any such dispute.

(e)                                  Within five (5) business days after the determination of the Final Adjustment Amount (as defined in Schedule 1.12(e)): (i) if the Final Adjustment Amount is greater than zero, (A) the Buyer shall be entitled to a payment in an amount equal to the Final Adjustment Amount, which shall be treated as a downward adjustment to the Closing Merger Consideration payable to the Company Equityholders for Tax purposes, and (B) the Buyer and the Company Equityholder Representative shall deliver to the Escrow Agent a joint instruction letter signed by each such Party instructing the Escrow Agent to disburse from the Adjustment Escrow Fund an amount in cash equal to the Final Adjustment Amount to one or more accounts designated by the Buyer and, to extent the Final Adjustment Amount exceeds the available Adjustment Escrow Fund, from the General Escrow Fund (it being agreed that, if the Final Adjustment Amount exceeds the amount of the then available Adjustment Escrow Fund and the then available General Escrow Fund, the Buyer may deduct the Final Adjustment Amount from the first proceeds of any Future Payments otherwise available for distribution to the Company Equityholders); and (ii) the Buyer

and the Company Equityholder Representative shall deliver to the Escrow Agent a joint instruction letter signed by each such Party instructing the Escrow Agent to disburse, for the benefit of the Company Equityholders in accordance with Section 1.16, from the Adjustment Escrow Fund an amount in cash equal to the amount, if any, by which the Adjustment Escrow Fund exceeds the Final Adjustment Amount.  The Parties shall comply with their respective obligations set forth on Schedule 1.12(e).

1.13                        Treatment of Company Options, Company Restricted Shares and Company Warrants.

(a)                                 Company Options.  As of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), shall be canceled without any action on the part of any holder of such Company Option in consideration for the right to receive, subject to the execution and delivery by the holder of such Company Option of an Option Surrender Agreement with respect thereto and to any withholding in accordance with Section 1.14, in full satisfaction of the rights of such holder with respect thereto, (i) as promptly as reasonably practicable following the Effective Time (but in no event earlier than the first ordinary payroll of the Company that is at least ten (10) business days after the Effective Time), the cash amount (without interest) equal to the number of shares of Company Common Stock that are subject to such Company Option (whether or not exercisable), multiplied by the amount by which (A) the portion (if any) of the Closing Merger Consideration allocable to one (1) share of Company Common Stock, as shown on the Allocation Schedule, exceeds (B) the exercise price per share of Company Common Stock subject to such Company Option, plus (ii) as promptly as practicable after any Future Payment becomes payable in accordance with this Agreement and the Escrow Agreement (but in no event earlier than the first ordinary payroll of the Company that is at least ten (10) business days after such Future Payment becomes payable), the cash amount (without interest) equal to the number of shares of Company Common Stock that are subject to such Company Option (whether or not exercisable), multiplied by the amount by which (A) the portion of such Future Payment allocable to one (1) share of Company Common Stock, as shown on the Allocation Schedule exceeds (B) (to the extent not previously deducted) any portion of the exercise price per share of Company Common Stock subject to such Company Option.  Prior to the Effective Time, the Company shall take all actions necessary or desirable in connection with the treatment of Company Options contemplated by this Section 1.13(a).

(b)                                 Company Restricted Shares.  As of the Effective Time, any Company Restricted Share that is issued and outstanding as of immediately prior to the Effective Time shall become vested and shall be treated in accordance with Section 1.5(a).

(c)                                  Company Warrants.  As of the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall be canceled without any action on the part of any holder of such Company Warrant in consideration for the right to receive, subject to the execution and delivery by the holder of such Company Warrant of a Warrant Surrender Agreement with respect thereto and to any withholding in accordance with Section 1.14, in full satisfaction of the rights of such holder with respect thereto, (i) as promptly as reasonably practicable following the Effective Time, the cash amount (without interest) equal to the number of shares of Company Common Stock or Company Series B-1 Preferred Stock, as applicable, that are subject to such Company Warrant, multiplied by the amount by which (A) the portion (if any)

of the Closing Merger Consideration allocable to one (1) share of Company Common Stock or Company Series B-1 Preferred Stock, as applicable, as shown on the Allocation Schedule, exceeds (B) the exercise price per share of Company Common Stock or Company Series B-1 Preferred Stock, as applicable, subject to such Company Warrant, plus (ii) as promptly as practicable after any Future Payment becomes payable in accordance with this Agreement and the Escrow Agreement, the cash amount (without interest) equal to the number of shares of Company Common Stock or Company Series B-1 Preferred Stock, as applicable, that are subject to such Company Warrant, multiplied by the amount by which (A) the portion of such Future Payment allocable to one (1) share of Company Common Stock or Company Series B-1 Preferred Stock, as applicable, as shown on the Allocation Schedule exceeds (B) (to the extent not previously deducted) any portion of the exercise price per share of Company Common Stock or Company Series B-1 Preferred Stock, as applicable, subject to such Company Warrant.  Prior to the Effective Time, the Company shall take all actions necessary or desirable in connection with the treatment of Company Warrants contemplated by this Section 1.13(c).  The Company shall use its reasonable best efforts to obtain prior to the Closing a Warrant Surrender Agreement signed by Connecticut Innovations, Incorporated.  Any payments to be made to the holder of a Company Warrant pursuant to this Agreement shall be deposited with the Paying Agent to be disbursed in accordance with this Section 1.13(c) and the Allocation Schedule.

1.14                        Withholding Rights.  Notwithstanding anything to the contrary, each of the Buyer and the Surviving Corporation, the Paying Agent and the Escrow Agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any Person, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other Law.  To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction or withholding was made.

1.15                        Milestone Payments.  Subject to the terms of this Agreement, including Section 1.15(b) hereof, the Company Equityholders shall be entitled to certain contingent cash payments determined as set forth below (collectively, the “Milestone Consideration”):

(a)                                 Milestone Payments.  Buyer shall notify the Company Equityholder Representative in writing of the first achievement of each milestone event set forth below (each, a “Milestone Event”) by or on behalf of the Buyer, any of its Subsidiaries or any of its or their respective sublicensees with respect to the Product (a “Milestone Notice”) (i) in the case of a Regulatory Milestone (as defined below), within ten (10) business days after the first achievement of such Regulatory Milestone, and (ii) in the case of a Sales Milestone (as defined below), within ten (10) business days after the Buyer files its Quarterly Report on Form 10-Q or Annual Report on Form 10-K or, if the Buyer is not then subject to the reporting requirements of the Exchange Act, within forty-five (45) days of the end of the first three (3) calendar quarters and ninety (90) days of the end of the fourth calendar quarter) for the calendar quarter in which the amount of Net Sales sufficient to trigger such Sales Milestone has been achieved.  Subject to Section 1.15(b), a one-time, cash payment in the amount below corresponding to such Milestone Event (each, a “Milestone Payment”) shall become payable by the Buyer within forty-five (45) calendar days after provision of such Milestone Notice. Buyer acknowledges and agrees that if multiple Sales Milestones are achieved in a Calendar Year, the Milestone Payments payable hereunder shall be in respect of all such Sales Milestones achieved.

(i)                                     Regulatory Milestone Payments.

Regulatory Milestone Event (each, a “Regulatory Milestone”)	Milestone Payment (in U.S. Dollars)
(A) Regulatory Approval by FDA for an indication that includes use of the Product to reverse the anticoagulant activity of Apixaban	$20,000,000
(B) Regulatory Approval by FDA for an indication that includes use of the Product to reverse the anticoagulant activity of Edoxaban	$20,000,000
(C) Regulatory Approval by FDA for an indication that includes use of the Product to reverse the anticoagulant activity of Rivaroxaban	$20,000,000
(D) Regulatory Approval by FDA for an indication that includes use of the Product to reverse the anticoagulant activity of Enoxaparin	$20,000,000
(E) Regulatory Approval by FDA for an indication that includes use of the Product to reverse the anticoagulant activity of all of the Anticoagulants. For the avoidance of doubt, this Milestone Payment shall be in addition to the Milestone Payment payable upon Regulatory Approval for each of Apixaban, Edoxaban, Rivaroxaban and Enoxaparin and shall only be payable upon Regulatory Approval for an indication that includes all four of the above-referenced Anticoagulants.	$20,000,000
(F) Regulatory Approval by EMA, and pricing and reimbursement approval in all of the Major European Countries, for an indication that includes use of the Product to reverse the anticoagulant activity of all of the Anticoagulants in a fully inclusive label	$40,000,000

(ii)                                  Sales Milestone Payments.

Sales Milestone Event (in U.S. Dollars) (each, a “Sales Milestone”)	Milestone Payment (in U.S. Dollars)
(A) First occurrence of a Calendar Year in which aggregate Annual Net Sales of the Product equal or exceed $100,000,000	$20,000,000
(B) First occurrence of a Calendar Year in which aggregate Annual Net Sales of the Product equal or exceed $250,000,000	$35,000,000
(C) First occurrence of a Calendar Year in which aggregate Annual Net Sales of the Product equal or exceed $500,000,000	$70,000,000
(D) First occurrence of a Calendar Year in which aggregate Annual Net Sales of the Product equal or exceed $1,000,000,000	$100,000,000

(b)                                 Certain Limitations.

(i)                                     Notwithstanding anything to the contrary in this Section 1.15, (A) from and after the occurrence of any Triggering Event, (1) none of the Regulatory Milestones set forth in subsections (A) through (F) of Section 1.15(a)(i) that has not yet been paid as of such occurrence shall be payable and (2) if a Triggering Event shall occur after a Regulatory Milestone Payment has been paid, the amount of such Regulatory Milestone Payment shall be credited against fifty percent (50%) of any future Milestone Payment that otherwise becomes payable and the amount of such future Milestone Payment shall be reduced by the amount so credited and (B) without limitation of the foregoing clause (A), if a Designated Event occurs, the Designated Event Adjustment Amount shall be credited against any future Milestone Payment (or portion thereof) that otherwise becomes payable hereunder and the amount of such future Milestone Payment (or portion thereof) shall be reduced by the amount so credited.  In the event that both of the foregoing clauses (A) and (B) apply to any Milestone Payment, clause (A) shall be applied before clause (B).

(ii)                                  Each of the Milestone Payments shall only be payable once with respect to the Product, upon the first occurrence of the corresponding Milestone Event, and no additional payment will be due in the event of any repeated occurrence of such Milestone Event with respect to the Product or to any product developed by the Buyer as a follow-on product to the Product.  The Buyer’s maximum aggregate liability for any and all breaches by the Buyer of its obligations under this Section 1.15 shall be limited to the unpaid portion, if any, of any Milestone Consideration.

(iii)                               Nothing herein or elsewhere shall constitute a guarantee by the Buyer of the achievement of any or all of the Milestones or the payment of any or all of the Milestone Consideration.   Neither the Buyer nor any of its Affiliates or any of its or their respective representatives has made any representation or warranty whatsoever, express or implied, regarding the Milestone Consideration, the Milestones or the achievement thereof, and no Person has relied on any projections, estimates, forecasts, business plans or other information provided by the Buyer with respect to any of the foregoing or otherwise.

(iv)                              Each of the Company Equityholders, by his, her or its execution of a Written Consent, a Surrender Agreement, a Warrant Surrender Agreement, a Letter of Transmittal and/or receipt of Aggregate Merger Consideration hereunder, acknowledges and agrees that, subject to the final sentence of this Section 1.15(b)(iv), (A), Buyer shall be entitled to conduct the business of Buyer and its Affiliates (including, after the Closing, the Company and including with respect to the Product) in a manner that is in the best interests of Buyer and its stockholders and Buyer shall have the absolute right and sole and absolute discretion to operate and otherwise make decisions with respect to the conduct of the business of Buyer and its Affiliates (including, after the Closing, the Company and including with respect to the Product) and to take or refrain from taking any action with respect thereto; (B) the Buyer or an Affiliate of the Buyer currently or may in the future offer products or services that compete, either directly or indirectly, with the Product and may make decisions with respect to such products and services that may adversely affect the achievement of the Milestones; and (C) neither the Buyer nor any of its Affiliates shall have any liability whatsoever to any Company Equityholder or any other Person for any claim, loss or damage of any nature that arises out of or relates in any way to any decisions or actions affecting whether or not or the extent to which the Milestone Consideration becomes payable in accordance with this Section 1.15.  Notwithstanding the foregoing, Buyer agrees that, within the United States and the Major European Countries, (i) for a period of four (4) years following the Closing, it will act in good faith and use Commercially Reasonable Efforts to obtain the Regulatory Approvals, and (ii) following receipt of the Regulatory Approvals, it will act in good faith and use Commercially Reasonable Efforts to commercialize (or cause to be commercialized) the Product with the aim of achieving the Regulatory Milestones and the Sales Milestones; provided that the Buyer’s obligations under this clause (ii) shall terminate upon the earlier of the sixth (6th) anniversary of the Closing Date and the payment in full of all Sales Milestone Payments.

(v)                                 The right of any Company Equityholder to receive any amounts with respect to Milestone Consideration (A) shall not be evidenced by a certificate or other instrument, (B) shall not be assignable or otherwise transferable by such Company Equityholder, except by will, upon death or by operation of Law, and (C) does not represent any right other than the right to receive the consideration set forth in this Section 1.15.  Any attempted transfer of the right to any amounts with respect to Milestone Consideration by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(vi)                              Until the payment of all Milestone Payments, any direct or indirect sale, transfer or other disposition of all or substantially all of the assets of the Buyer and its Subsidiaries related to the Product, or the exclusive license or other disposition of substantially all of the worldwide rights (or all or substantially all of the United States rights) to the Product by the Buyer (a “Product Line Sale”), shall be made expressly subject to the provisions of this Section 1.15, which obligations shall be assumed by the purchaser, transferee, acquirer, or licensee in such Product Line Sale (the “Product Line Transferee”), and in the event of any such assumption, “Net Sales” shall thereafter be the net sales of the Product by such Product Line Transferee.  “Product Line Sale” shall exclude any transaction or series of related transactions that results in the direct or indirect transfer of all or a majority of the capital stock of the Buyer.  Anything to the contrary herein notwithstanding, without the consent of the Company Equityholder Representative (not to be unreasonably withheld, conditioned or delayed), the Buyer shall not enter into any Product Line Sale (other than in connection with the sale or transfer of all or majority of the consolidated assets of the Buyer) if the Product Line Transferee then commercially sells in the United States an anti-coagulant reversal agent that competes with the Product.

(vii)                           Notwithstanding any other provision in this Agreement, the Buyer’s obligations to pay any Milestone Consideration hereunder is subject to Section 7.6.

(c)                                  Certain Definitions.  As used in this Agreement, the following terms shall have the meanings ascribed to them below:

(i)                                     “Annual Net Sales” shall mean the Net Sales generated over any given Calendar Year.

(ii)                                  “Anticoagulants” shall mean, collectively, Apixaban, Edoxaban, Rivaroxaban and Enoxaparin.

(iii)                               “Apixaban” shall mean the active ingredient apixaban.

(iv)                              “Calendar Year” shall mean the period beginning on January 1 and ending on December 31 of each calendar year.

(v)                                 “Commercially Reasonable Efforts” shall mean such level of efforts required to carry out an obligation normally used by the Buyer for a similar activity with respect to another product or compound of the Buyer that is of market potential or strategic value and at a stage of development or commercialization, as applicable, similar to that of the Product, based on conditions then prevailing, and taking into account technical, medical, clinical operations, clinical efficacy, safety, manufacturing and delivery considerations, product labeling or anticipated labeling, the regulatory environment, potential reimbursement issues (including whether or when commercially acceptable price and reimbursement approval is obtained for the Product), the existence of competitive or potentially competitive products in the marketplace, the strength of the patent and proprietary position of the Product, the regulatory structure involved, the anticipated profitability of the Product and other relevant factors.

(vi)                              “Edoxaban” shall mean the active ingredient edoxaban, including edoxaban tosylate.

(vii)                           “EMA” shall mean the European Medicines Agency.

(viii)                        “Enoxaparin” shall mean the active ingredient enoxaparin.

(ix)                              “FDA” shall mean the United States Food and Drug Administration.

(x)                                 “FDA Act” shall mean the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, together with any rules, regulations and requirements promulgated thereunder (including all additions, supplements, extensions, and modifications thereto).

(xi)                              “Major European Country” shall mean each of France, Germany, Italy, Spain and the United Kingdom.

(xii)                           “NDA” shall mean a New Drug Application or supplement to a New Drug Application as defined under the FDA Act and 21 C.F.R. Part 314.

(xiii)                        “Net Sales” shall mean with respect to any sale of the Product by Buyer or any of its Subsidiaries, the amount reported or reflected, or to be reported or reflected, in the Buyer’s financial statements filed with the SEC in reports filed by the Buyer pursuant to Section 13 or 15(d) of the Exchange Act, or, if the Buyer is not at the time subject to the reporting requirements of the SEC, the reports that it would be required to file had it been so subject, in each case prepared in accordance with GAAP, consistently applied by Buyer, with respect to such sale; provided that if the Buyer or any of its Subsidiaries licenses or provides any similar rights to one or more third-parties to sell the Product in the United States, or any portion thereof, in circumstances that do not constitute a Product Line Sale, “Net Sales” shall include the amount of all sales by any such third-party in the United States that the Buyer would be required to recognize as aforesaid had the Buyer or any such Subsidiary been the seller of the Product. For the avoidance of doubt, but subject to Section 1.15(b)(vi) without duplication, “Net Sales” shall include royalties and other amounts actually received by the Buyer with respect to any license related to the Product (other than any Product Line Sale) that is granted to a third party; provided that there shall be excluded from “Net Sales” any royalties or other amounts received by the Buyer with respect to any license or similar right related to the Product granted to any third-party in circumstances where the sales by such third-party are included in “Net Sales” in accordance with the preceding sentence.

(xiv)                       “Regulatory Approval” shall mean the approval of the applicable Regulatory Authority necessary for the marketing and sale of a product in a country (or countries), and including the expansion or modification of the label for additional indications or uses.

(xv)                          “Regulatory Approval Application” shall mean (A) a NDA, or (B) any other corresponding foreign application to seek Regulatory Approval of a product in any country or multinational jurisdiction, as defined in applicable Laws and filed with the relevant Regulatory Authorities of such country or jurisdiction.

(xvi)                       “Rivaroxaban” shall mean the active ingredient rivaroxaban.

(xvii)                    “Triggering Event” shall mean any determination by any United States Regulatory Authority that requires that the label for the Product include a Black Box Warning.

(xviii)                 “United Kingdom” shall mean Great Britain and Northern Ireland.

(xix)                       “United States” shall mean the United States of America and its territories and possessions.

(d)                                 Until the payment of all Milestone Payments, the Company Equityholder Representative shall have the right to cause an independent accounting firm selected by the Company Equityholder Representative and reasonably acceptable to the Buyer, subject to customary and appropriate confidentiality arrangements, to inspect the books and records of the Buyer during normal business hours at the Buyer’s offices, upon at least thirty (30) days’ prior written notice and solely for purposes of verifying the Buyer’s calculation of Net Sales, provided that (i) any such inspection may not be conducted more than once during any calendar year and (ii) the books and records related to the Net Sales for any calendar year may not be inspected more than one (1) year after the end of such calendar year.  Any inspection under this Section 1.15(d) shall be made at the sole cost and expense of the Company Equityholder Representative, unless such inspection identifies an undercalculation of Net Sales by Buyer for any calendar year of more than ten percent (10%) of the amount of actual Net Sales for such calendar year, in which case, the Buyer shall bear the cost of such inspection and shall reimburse the Company Equityholder Representative for its reasonable and documented out-of-pocket costs and expenses paid for such inspection.  The determination of such independent accounting firm shall be final, binding and conclusive on all Parties and the Company Equityholders for purposes of this Section 1.15, except in cases of fraud or manifest error.

1.16                        Future Payments; Reliance on Allocation Schedule.  Notwithstanding anything to the contrary in this Agreement, (i) any Future Payment that becomes payable under this Agreement to or for the benefit of the Company Stockholder shall be deposited with the Payment Agent to be distributed to the Company Stockholders in accordance with Section 1.5; (ii) any Future Payment that becomes payable under this Agreement to or for the benefit of holders of Company Options shall be deposited with the Surviving Corporation for payment to such holders in accordance with Section 1.13(a), and (iii) any Future Payment that becomes payable under this Agreement to or for the benefit of holders of Company Warrants shall be deposited with the Payment Agent to be distributed to the holder of the Company Warrants in accordance with Section 1.13(c).  To the maximum extent permitted by law, (x) the Payment Agent and Buyer shall be entitled to rely conclusively on the Allocation Schedule as in effect from time to time; (y) the allocation and distribution of funds in accordance with the Allocation Schedule shall not be subject to any challenge or claim by any Person; and (z) no Person shall have or make any claim against the Payment Agent, the Buyer or any of their respective Affiliates in connection with the Payment Agent’s or the Buyer’s delivery of funds in accordance with the Allocation Schedule.  At least five (5) business days prior to the Closing Date, the Company shall deliver to the Buyer an updated Allocation Schedule that is consistent with the express provisions of this Article I and the Certificate of Incorporation, the Company Warrants, the Company Options and the Company Stock Plans, which updated Allocation Schedule shall be reasonably acceptable to the Buyer.  From time to time after the Effective Time, the Company Equityholder Representative may, with the written agreement of the Buyer, update, correct or otherwise amend or modify the Allocation Schedule in any such manner.  The Buyer shall be entitled to rely conclusively on the Allocation Schedule as in effect from time to time, and, as between the Company Equityholders, on the one hand, and the Buyer and the Surviving Corporation, on the other hand, any amounts delivered by the Buyer to any Company Equityholder (or delivered by the Buyer to the Exchange and Paying Agent for delivery) in accordance with the Allocation Schedule in effect from time to time shall be deemed for all purposes to have been delivered to the applicable Company Equityholder in full satisfaction of the obligations of the Buyer and the Surviving Corporation under this Article I.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer as follows, except as otherwise set forth on the Disclosure Schedule (which shall be arranged in sections and subsections that correspond to the sections and subsections set forth in this Article II, it being understood that any disclosure in any section or subsection of the Disclosure Schedule shall qualify only (a) the corresponding section or subsection of this Article II and (b) any other section or subsection of this Article II solely to the extent the applicability of such disclosure to such other section or subsection is reasonably apparent to the Buyer based solely on a reading of the text of such disclosure):

2.1                               Organization, Qualification and Corporate Power.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction listed in Section 2.1 of the Disclosure Schedule, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for such failures to be so qualified or in good standing that have not had, and would not reasonably be expected to have in the future, a Company Material Adverse Effect.  The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Company has furnished to the Buyer complete and accurate copies of the Certificate of Incorporation and the Company’s By-laws, as amended or restated, in effect prior to the Closing.  The Company is not in default under or in violation of any provision of the Certificate of Incorporation or its By-laws.

2.2                               Capitalization.

(a)                                 Section 2.2(a) of the Disclosure Schedule sets forth a complete and accurate description of the authorized capital stock of the Company and a complete and accurate list of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder.  Section 2.2(a) of the Disclosure Schedule also indicates all outstanding Company Restricted Shares, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company.  An election under Section 83(b) of the Code has been timely filed by each individual who has acquired or received any Company Restricted Shares.  All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.  All of the issued and outstanding shares of capital stock of the Company have been offered, issued and sold by the Company in compliance in all material respects with all applicable federal and state securities Laws. Each class of the Company’s capital stock is entitled to the rights and privileges set forth in the Certificate of Incorporation.

(b)                                 Section 2.2(b) of the Disclosure Schedule sets forth a complete and accurate list of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of Company Shares issued to date under such Company Stock Plan, the number of Company Shares subject to outstanding options under such Company Stock Plan and the number of Company Shares reserved for future issuance under such Company Stock Plan, (ii) all holders of outstanding Company Options, indicating with respect to each Company Option the Company Stock Plan under which it was granted, the number of Company Shares subject to such Company Option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto), (iii) any other outstanding Company equity awards, indicating with respect to each such award the name of the holder thereof, the Company Stock Plan under which it was granted, the number and class or series of Company Shares subject to such award, the date of grant, and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way in connection with the Merger or any of the other transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, and (iv) all holders of outstanding Company Warrants, indicating with respect to each Company Warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such Company Warrant, the exercise price, the date of issuance and the expiration date thereof.  The Company has provided to the Buyer complete and accurate copies of all Company Stock Plans, forms of all stock option agreements evidencing Company Options and all agreements evidencing Company Warrants.  All of the shares of capital stock of the Company subject to Company Options and Company Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

(c)                                  With respect to each Company Option (whether outstanding or previously exercised), (i) each such Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company’s Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto promptly after the Grant Date, (iii) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry, and (iv) each such grant was properly accounted for in accordance with GAAP in the Financial Statements.

(d)                                 Except as set forth in Section 2.2(a) or Section 2.2(b) of the Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, warrant, Equity Interest, call, right, commitment or agreement, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any evidences of Indebtedness or assets of the Company, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof.  Except as set forth in this Section 2.2, the Company does not have any outstanding equity compensation or equity-based compensation.

(e)                                  Except as set forth in Section 2.2(e) of the Disclosure Schedule, there is no agreement, written or oral, between the Company and any holder of its securities, or, to the Company’s knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

(f)                                   There is no claim against the Company by any Person that seeks to assert:  (i) ownership or rights to ownership of any shares of Company Stock; (ii) any rights of a stockholder, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Certificate of Incorporation or the By-laws of the Company, as amended or restated to date; or (iv) any claim that his, her or its shares have been wrongfully repurchased by the Company.

(g)                                  The Allocation Schedule in effect as of the Closing will set forth a true, correct and complete summary of the allocation of the amounts payable (or that may become payable) to the Company Equityholders pursuant to this Agreement.  The allocation of payments set forth thereon will comply with the terms of the Certificate of Incorporation and the By-laws of the Company, the Company Options, the Company Warrants and the Company Stock Plans.

2.3                               Authorization of Transaction.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Company is, or at or prior to the Closing will be, a party and to perform its obligations hereunder and thereunder.  The execution and delivery by the Company of this Agreement and each such Ancillary Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have each been duly and validly authorized by all necessary corporate action on the part of the Company.  Without limiting the generality of the foregoing, the Board of Directors of the Company, by the unanimous vote of all directors, (i) determined that the Merger is advisable, fair and in the best interests of the Company and its stockholders, (ii) adopted this Agreement in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger.  This Agreement has been (and each such Ancillary Agreement, when executed and delivered by the Company, will be) duly and validly executed and delivered by the Company and constitutes (or when executed and delivered by the Company will constitute) a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

2.4                               Noncontravention.  Subject to the filing of the Certificate of Merger as required by the DGCL, none of the execution and delivery by the Company of this Agreement, or any Ancillary Agreement to which the Company is, or at or prior to the Closing will be, a party, the performance by the Company of any of its obligations hereunder or thereunder or the consummation by the Company of the transactions contemplated hereby and thereby, does or will (a) conflict with or violate any provision of the Certificate of Incorporation or the By-laws of the Company, (b) require on the part of the Company any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations or loss of any right or benefit under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company is a party or by which the Company is bound or to which any of their respective assets is subject, (d) result in the imposition of any Security Interest upon any assets of the Company or (e) violate in any material respect any Law applicable to the Company or any of its properties or assets.

2.5                               Subsidiaries.  Other than Perosphere Tech, which was formed solely to consummate the Spin-Off Transaction and following the Spin-Off Transaction is no longer a Subsidiary of the Company, the Company does not have, nor has it had, any Subsidiaries.  The Company does not control, nor has it controlled, directly or indirectly, nor does the Company have, nor has it had, any direct or indirect equity participation or similar interest, in any Person.

2.6                               Financial Statements; Total Assets and Net Sales.  The Company has provided to the Buyer the Financial Statements.  The Financial Statements (i) comply as to form with applicable accounting requirements, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and (iii) fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company, except that the Financial Statements do not include footnotes.  The Most Recent Balance Sheet is the Company’s last regularly prepared balance sheet in the Ordinary Course of Business.  The Company is its own Ultimate Parent Entity as that term is defined in 16 C.F.R. Part 801.1(a)(3), is not engaged in manufacturing as that phrase is defined in 16 C.F.R. Part 801.1(j), and has total assets of less than

$16.9 million and annual net sales of less than $168.8 million, as determined in accordance with 16 C.F.R. Part 801.11.

2.7                               Absence of Certain Changes.  Since December 31, 2017, (a) the Company has conducted its business in the Ordinary Course of Business, (b) there has occurred no event or development which, individually or in the aggregate, has had, or would reasonably be expected to have in the future, a Company Material Adverse Effect and (c) the Company has not taken any of the following actions:

(i)                                     issued or sold any stock or other securities of the Company or any options, warrants or rights to acquire any such stock or other securities, or amended any of the terms of (including the vesting of) any Company Options, Company Warrants or restricted stock agreements, or repurchased or redeemed any stock or other securities of the Company;

(ii)                                  split, combined or reclassified any shares of its capital stock; or declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(iii)                               created, incurred or assumed any Indebtedness; assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or made any loans, advances or capital contributions to, or investments in, any other Person;

(iv)                              hired any new officers or, except in the Ordinary Course of Business, any new employees or consultants;

(v)                                 (A) adopted, entered into, terminated (other than for cause) or amended any employment or severance plan, agreement or arrangement, any Company Plan or any collective bargaining agreement, (B) increased the compensation or fringe benefits of, or paid any bonus to, any director, officer, employee or consultant, (C) amended or accelerated the payment, right to payment or vesting of any compensation or benefits, including any outstanding Company Equity Awards, (D) granted any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or removed existing restrictions in any benefit plans or agreements or awards made thereunder, or (E) taken any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan, other than the payment of premiums due or contributions owed in the Ordinary Course of Business;

(vi)                              acquired, sold, leased, licensed or disposed of any assets or property (including any shares or other equity interests in or securities of any Subsidiary or any other corporation, partnership, association or other business organization or division thereof), other than sales of assets to customers in the Ordinary Course of Business;

(vii)                           mortgaged or pledged any of its property or assets or subjected any such property or assets to any Lien;

(viii)                        discharged or satisfied any Lien or paid any obligation or liability other than in the Ordinary Course of Business;

(ix)                              amended its Certificate of Incorporation or By-laws;

(x)                                 sold, assigned, transferred, licensed or sublicensed any Company Intellectual Property;

(xi)                              changed the nature or scope of its business or commenced any new business not being ancillary or incidental to its business or taken any action to alter its organizational or management structure;

(xii)                           changed its accounting methods, principles or practices, except as was required by a generally applicable change in GAAP;

(xiii)                        made, or amended, any filings with the FDA, EMA or any other Regulatory Authority;

(xiv)                       commenced, terminated or materially modified any clinical trial;

(xv)                          made or changed any Tax election, changed an annual accounting period, filed any amended Tax Return, entered into any closing agreement, waiver or extension of any statute of limitations with respect to Taxes, settled or compromised any Tax liability, claim or assessment, surrendered any right to claim a refund of Taxes or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(xvi)                       entered into, amended, terminated, taken or omitted to take any action that would constitute a violation of or default under, or waive any rights under, applicable Law or any contract or agreement of a nature required to be listed in Section 2.11, Section 2.12 or Section 2.13 of the Disclosure Schedule;

(xvii)                    made or committed to make any capital expenditure in excess of $5,000 per item or $10,000 in the aggregate;

(xviii)                 instituted or settled any Legal Proceeding;

(xix)                       taken any action to adversely effect, or failed to take any action necessary to preserve the validity of, any Company Intellectual Property or Permit; or

(xx)                          agreed in writing or otherwise to take any of the foregoing actions.

2.8                               Undisclosed Liabilities.  The Company has no liabilities (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet and (b) liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business and which are not material in amount or significance.

2.9                               Tax Matters.

(a)                                 The Company has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws.  The Company has paid on a timely basis all Taxes, whether or not shown on any Tax Return, that were due and payable.  The unpaid Taxes of the Company for Tax periods (or portions thereof) through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and all unpaid Taxes of the Company for all Tax periods (or portions thereof) commencing after the date of the Most Recent Balance Sheet arose in the Ordinary Course of Business and are of a type and amount commensurate with Taxes attributable to prior similar periods.

(b)                                 All Taxes that the Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and the Company has complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(c)                                  The Company is not, and has never been, a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns.  The Company (i) does not have any liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any other Person and (ii) is not a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(d)                                 The Company has delivered or made available to the Buyer (i) complete and correct copies of all Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company.

(e)                                  No examination or audit or other action of or relating to any Tax Return of the Company by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated.  No deficiencies for Taxes of the Company have been or, to the knowledge of the Company, are expected by the Company to be claimed, proposed or assessed by any Governmental Entity.  The Company has not been informed in writing, or, to the knowledge of the Company, by any jurisdiction in which the Company does not file a Tax Return that the jurisdiction believes that the Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. The Company has not (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any

Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f)                                   To the knowledge of the Company, no examination or audit or other action by any Governmental Entity of or relating to any Tax Return of Perosphere Tech with respect to Taxes for which the Company could be liable is currently in progress or threatened or contemplated.  Perosphere Tech has not made any indemnification claim against the Company under the Tax Matters Agreement, dated September 29, 2017, between the Company and Perosphere Tech.

(g)                                  The Company has not made any payment, is not obligated to make any payment, and is not a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(h)                                 The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of (i) any adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Law), (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(i)                                     The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(j)                                    Other than in connection with the Spin-Off Transaction, the Company has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(k)                                 The Spin-Off Transaction qualified as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, and the transactions contemplated by this Agreement will not cause the Spin-Off Transaction to fail to qualify for such tax-free treatment. The Spin-Off Transaction and the transactions contemplated by this Agreement are not pursuant to a “plan’ or “series of related transactions” (within the meaning of Section 355(e) of the Code).

(l)                                     There are no Security Interests with respect to Taxes (other than a Permitted Interest) upon any of the assets or properties of the Company.

(m)                             Section 2.9(m) of the Disclosure Schedule sets forth each jurisdiction (other than United States federal) in which the Company files a Tax Return and each jurisdiction that has sent notices or written communications of any kind requesting information relating to the Company’s nexus with such jurisdiction.

(n)                                 The Company (i) has not made a check-the box election under Section 7701, (ii) is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law), and (iii) is not a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(o)                                 The Company is not subject to tax in any foreign country by virtue of having employees, a permanent establishment or other place of business in that country.

(p)                                 All related party transactions involving the Company are at arm’s length in compliance in all material respects with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Tax Law.  The Company has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Tax Law.

(q)                                 The Company has not engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state or local Law.  The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

2.10                        Assets.

(a)                                 The Company is the true and lawful owner, and has good title to, all of the tangible assets owned or purported to be owned by the Company, free and clear of all Security Interests, except for Permitted Interests.  The Company owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted.  Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

(b)                                 Section 2.10(b) of the Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) of the Company, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other assets of a tangible nature of the Company whose book value exceeds twenty-five thousand dollars ($25,000).

(c)                                  Each item of equipment or other asset that the Company has possession of pursuant to a lease agreement or other contractual arrangement is in such condition that, upon its return to its lessor or owner under the applicable lease or contract, the obligations of the Company to such lessor or owner will have been discharged in full.

2.11                        Real Property.  The Company does not own, and has never owned, any real property.  Section 2.11 of the Disclosure Schedule lists all Leases and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder.  The Company has delivered to the Buyer complete and accurate copies of the Leases.  With respect to each Lease: (i) there are no disputes, oral agreements or forbearance programs in effect as to such Lease; (ii) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and (iii) the Company is not aware of any Security Interest (other than Permitted Interests), easement, covenant or other restriction applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by the Company of the property subject thereto.

2.12                        Intellectual Property.

(a)                                 Company Registrations.  Section 2.12(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owners(s), as applicable.  All assignments of Company Registrations to the Company have been properly executed and recorded. To the Company’s knowledge, all Company Registrations that have been granted or issued are valid and enforceable. All issuance, renewal, maintenance and other payments that have become due with respect to Company Registrations have been timely paid by or on behalf of the Company.

(b)                                 Prosecution Matters.  There are no inventorship challenges, inter partes proceedings, opposition or nullity proceedings or interferences declared, commenced or provoked, or to the knowledge of the Company threatened, with respect to any Patent Rights included in the Company Registrations.  The Company has (i) to the Company’s knowledge, complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company and (ii) made no material misrepresentation in such applications.  The Company has no knowledge of any information that would preclude the Company from having clear title to the Company Registrations or affecting the patentability or enforceability of any Company Registrations.

(c)                                  Ownership; Sufficiency.  Each item of Company Intellectual Property will be owned or available for use by the Buyer, the Surviving Corporation and their respective subsidiaries immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing.  The Company is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Security Interests, except for Permitted Interests, and all joint owners of the Company Owned Intellectual Property are listed in Section 2.12(c) of the Disclosure Schedule.  The Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Product in the manner contemplated by the Company to be conducted in the future, (ii) to Exploit the Internal Systems as they are currently used and contemplated to be used in the future by the Company, and (iii) otherwise to conduct the Company’s business in the manner currently conducted and contemplated by the Company to be conducted in the future.

(d)                                 Protection Measures.  The Company has taken reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof.  To the Company’s knowledge, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or (ii) breach of the Company’s security procedures wherein confidential information has been disclosed to a third Person.  The Company has actively policed the quality of all goods and services sold, distributed or marketed under each of its Trademarks and has enforced adequate quality control measures to ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned. All current or former employees of the Company and current or former independent contractors of the Company have executed agreements obligating the individual to maintain as confidential all of Company’s confidential information, including the Company’s trade secrets, as well as confidential information of third parties that such individual may receive.

(e)                                  Infringement by Company.  Neither the Product nor the past, current, or future contemplated Exploitation thereof by the Company or the past, current, or future contemplated Exploitation thereof by any reseller, distributor, customer or user thereof as permitted by the Company, or any other activity of the Company, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.  To the Company’s knowledge, none of the Internal Systems, or the Company’s past, current or currently contemplated Exploitation thereof, or any other activity undertaken by the Company in connection with its business (and any past, current or currently contemplated Exploitation thereof, or any activity undertaken by the Company in connection with its business), infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.  Section 2.12(e) of the Disclosure Schedule lists any complaint, claim or notice, or written threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by the Company from any reseller, distributor, customer, user or any other third party; and the Company has provided to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(f)                                   No Restrictions.  The Company has not received any written (or, to the Company’s knowledge, oral) notice that the Company Intellectual Property is subject to any proceeding or outstanding order, contract, or stipulation (i) restricting in any manner its use, transfer, or licensing by the Company, (ii) that may affect its validity, use, or enforceability, or (iii) restricting the conduct of the business of Company in order to accommodate any third party intellectual property rights.

(g)                                  Infringement of Company Rights.  To the Company’s knowledge, no Person (including any current or former employee or consultant of Company) is infringing, violating, misappropriating using in an unauthorized manner, or disclosing in an unauthorized manner any of the Company Owned Intellectual Property or any Company Licensed Intellectual Property.  The Company has provided to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Intellectual Property.

(h)                                 Outbound IP Agreements.  Section 2.12(h) of the Disclosure Schedule identifies each license, covenant or other agreement pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property.  The Company has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to the Product or any third party Intellectual Property rights.  The Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(i)                                     Inbound IP Agreements.  Section 2.12(i) of the Disclosure Schedule identifies (i) each item of Company Licensed Intellectual Property and the license or agreement pursuant to which the Company Exploits it (excluding generally available, off the shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” licenses, the total fees associated with which, in each case, are less than $2,500) and (ii) each agreement, contract, assignment or other instrument pursuant to which the Company has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property.

(j)                                    Employee and Contractor Assignments.  Each current or former employee of the Company and each current or former independent contractor of the Company engaged in the development or invention, creation, conception and/or reduction to practice of any inventions or works of authorship or other Intellectual Property has executed a valid and binding written agreement expressly assigning to the Company all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.  To the Company’s knowledge, no current or former employee of the Company or current or former independent contractor of the Company is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention or similar agreement, contract, company policy, or practice relating in any way to the protection, ownership, development, use or transfer of Company Intellectual Property.

(k)                                 Support and Funding.  The Company has not sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign Governmental Entity or quasi-governmental agency or funding source in connection with the Exploitation of the Product, the Internal Systems or any facilities or equipment used in connection therewith.

(l)                                     No Negative Results.  Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any agreement governing any Company Intellectual Property, (ii) an impairment of the rights of the Company in or to any Company Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Company Intellectual Property, (iv) the Company, the Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any agreement governing any Company Intellectual Property, or (v) the Buyer or any of the Buyer’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person.

(m)                             Privacy and Data Security.  The Company is, and has been, in compliance, in all material respects, with all Laws, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder, the European Union General Data Protection Regulation, privacy policies and contractual obligations applicable to the privacy, and the collection, storage, processing, use, transfer, disposal and disclosure, of personally identifiable information, and there has been no incident with respect to personally identifiable information that would require the provision of notice to any Governmental Entity or Person by or on behalf of the Company.  No complaint relating to any actual or alleged improper use or disclosure of, or a breach in the security of, any such information has been made or, to the knowledge of the Company, threatened against the Company or any third party acting on its behalf.

2.13                        Contracts.

(a)                                 Section 2.13(a) of the Disclosure Schedule lists the following agreements (written or oral) currently in effect (either in whole or in part, including agreements with ongoing post-termination “tails” and ongoing post-termination obligations) to which the Company is a party:

(i)                                     any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of twenty-five thousand dollars ($25,000) per annum or having a remaining term longer than six (6) months;

(ii)                                  any agreement (or group of related agreements) for the purchase of products or for the receipt of services (A) which calls for performance over a period of more than one (1) year, (B) which involves more than twenty-five thousand dollars ($25,000), or (C) in which the Company has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii)                               any agreement providing for any royalty, milestone or similar payments by the Company;

(iv)                              any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v)                                 any agreement (or group of related agreements) under which the Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness;

(vi)                              any agreement for the disposition of any significant portion of the assets or business of the Company (other than sales of products in the Ordinary Course of Business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vii)                           any employment, independent contractor or consulting agreement;

(viii)                        any agreement, plan, or program providing for severance, retention payments, change in control payments or transaction-based bonuses;

(ix)                              any agreement with a third party concerning Intellectual Property developments, confidentiality, non-competition and/or non-solicitation;

(x)                                 any settlement agreement or settlement-related agreement (including any agreement in connection with which any employment-related claim is settled);

(xi)                              any agreement with any professional employer organization or similar arrangements;

(xii)                           any agreement involving any current or former officer, director or stockholder of the Company or an Affiliate thereof;

(xiii)                        any agreement under which the consequences of a default or termination would reasonably be expected in the future to be material to the Company;

(xiv)                       any agreement which contains any provisions requiring the Company to indemnify any other party;

(xv)                          any agreement relating to the research, development, commercialization, clinical trial, manufacturing, distribution, supply, marketing or co-promotion of any products, product candidates (including the Product) or devices in development by or which has been or which is being researched, developed, marketed, distributed, supported, sold or licensed out, in each case by or on behalf of the Company;

(xvi)                       any agreement that purports to bind or otherwise could bind any Affiliate of the Buyer or any of its subsidiaries (other than the Company) in any way, including prohibiting such Affiliate from engaging in any business that they would otherwise have been permitted to engage in;

(xvii)                    any agreement under which the Company is restricted or prohibited from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, or otherwise engaging in a material aspect of its business, in any geographic area, during any period of time or with any Person, or any segment of the market or line of business;

(xviii)                 any agreement which would entitle any third party to receive a license or any other right to Intellectual Property of the Buyer or any of the Buyer’s Affiliates following the Closing; and

(xix)                       any other agreement (or group of related agreements) either involving more than twenty-five thousand dollars ($25,000) or not entered into in the Ordinary Course of Business.

(b)                                 The Company has delivered to the Buyer a complete and accurate copy of (i) each agreement listed in Section 2.11, Section 2.12 or Section 2.13 of the Disclosure Schedule and (ii) a complete and accurate list of any offer letters for current employees issued by the Company, and a copy of any such offer letter has heretofore been provided to the Buyer.  With respect to each agreement so listed or required to be listed: (A) the agreement is legal, valid, binding and enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception; (B) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or, to the knowledge of the Company, any other party under such agreement; and (C) such agreement will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.14                        Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company.

2.15                        Insurance.  Section 2.15 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party, all of which are in full force and effect.  There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy.  All premiums due and payable under all such policies have been paid, the Company may not be liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies.  The Company has no knowledge of any threatened termination of, or premium increase with respect to, any such policy.

2.16                        Litigation.  There is no Legal Proceeding which is pending or has been threatened in writing against the Company or any of its current or former officers, directors or employees (in their respective capacities as such). There are no judgments, orders or decrees outstanding against the Company or any of its current or former officers, directors or employees (in their respective capacities as such). There is no Legal Proceeding initiated by the Company pending, or which the Company has commenced preparations to initiate, against any other Person.

2.17                        Employees.

(a)                                 Section 2.17(a)(i) of the Disclosure Schedule contains a list of all current Company Employees, along with, to the extent permitted by applicable Law, the position, date of hire, annual rate of compensation (or with respect to current Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), estimated or target annual incentive compensation, and status as exempt/nonexempt of each such person.  Section 2.17(a)(ii) of the Disclosure Schedule sets forth a true and complete list of all bonuses earned by any Company Employee through the Closing Date that are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of not more than five (5) business days prior to the date hereof.  Each current Company Employee is at-will and none of such Company Employees is a party to an employment agreement or contract with the Company.  Each current and former Company Employee has entered into the Company’s standard form of confidentiality agreement, a copy of which has previously been delivered to the Buyer.  Each current or former member of management of the Company has entered into the Company’s standard form of non-solicitation agreement, a copy of which has previously been delivered to the Buyer.  All of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.  To the knowledge of the Company, no Key Person has any plans to terminate employment with the Company.

(b)                                 The Company has not breached or violated in any material respect any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment agreement, independent contractor agreement, or other individual service provider agreement.  No claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the knowledge of the Company, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities. Except with respect to options to acquire Company Common Stock held by certain persons employed by Perosphere Tech that are disclosed in Section 2.2 of the Disclosure Schedule, the Company has no actual or contingent liability with respect to any persons employed by Perosphere Tech, whether as a result of their employment with the Company before the Spin-Off Transaction, the Spin-Off Transaction, or any post-Spin Off Transaction relationships.

(c)                                  No charges or complaints are open and pending (or since December 31, 2014 have been settled or otherwise closed) against the Company with the Equal Employment Opportunity Commission or other Governmental Entity regulating the employment or compensation of individuals (or, with respect to discrimination, harassment, retaliation, or similar wrongdoing, pursuant to internal complaint procedures), and no Company Employee has made, during the last three (3) years, a written complaint of discrimination, harassment, retaliation or other similar wrongdoing, nor to the knowledge of the Company, made any oral complaint about the foregoing during the last twelve (12) months.

(d)                                 Section 2.17(d) of the Disclosure Schedule contains a list of all consultants and independent contractors currently engaged by the Company, along with the position, date of retention and rate of remuneration for each such Person.  Each current and former consultant or independent contractor to the Company is or was while providing services to the Company a party to a written agreement or contract with the Company.  Each such consultant and independent contractor has entered into the Company’s standard form of confidentiality and non-solicitation agreements with the Company, copies of which have previously been delivered to the Buyer.  The Company has not incurred, and no circumstances exist under which the Company could incur, any liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees.  All persons who have performed services for the Company while classified as independent contractors have satisfied all Laws to be so classified, and the Company has fully and accurately reported their compensation on IRS Forms 1099 or other applicable Tax forms for independent contractors when required to do so.

(e)                                  The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from Company Employees and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(f)                                   The Company is not nor has it been a party to or bound by any collective bargaining agreement, trade union agreement, industry agreement, works council, employee representative agreement, or information or consultation agreement, and the Company has complied in all material respects with its obligations, if any, to inform, consult with and/or obtain consent from any of its employees about the transactions contemplated by this Agreement.  The Company has not experienced any actual or threatened strikes, grievances, claims of unfair labor practices, other collective bargaining disputes, organizational efforts, or filings of petition for certification and has no knowledge of any threatened organizational efforts.

(g)                                  The Company has made available to the Buyer a true, correct and complete list of all current Company Employees working in the United States who are not citizens or permanent residents of the United States, that indicates visa, work authorization, and green card status and the date their work authorization is scheduled to expire.  All other current Company Employees employed in the United States are citizens or permanent residents of the United States.  Except as set forth on Section 2.17(g)(i) of the Disclosure Schedule, the Company neither employs nor has previously employed any individuals outside the United States.  Section 2.17(g)(ii) of the Disclosure Schedule sets forth a true, correct and complete list and description of all expatriate contracts that the Company has in effect with any Company Employee and all employment contracts and independent contractor arrangements covering any individuals providing services outside the country in which they are nationals.  Each Company Employee working in a country other than one of which such Company Employee is a national has a valid work permit, certificate of sponsorship, visa, or other right under applicable Law that permits him or her to be employed lawfully by the Company.

(h)                                 There is no term of employment for any current Company Employee working outside the United States that provides that the Merger shall entitle such individual (i) to treat such transactions as a breach of any contract, (ii) to any payment, benefit or change of terms of employment (whether or not conditioned upon the occurrence of any other event) or (iii) to treat himself or herself as redundant or released from any obligation to his or her employer.  The Company has no liability to any Company Employee or current or former independent contractor, or any representative therefor, for the payment of employment tribunal compensation, damages, a redundancy payment, a protective award, severance or any similar payment or award, nor is the Company under any obligation to provide or continue any benefit (including the provisions of a reference) to any such individual either pursuant to or as a consequence of failing to comply with any Law or agreement.  Since December 31, 2014, the Company has not breached or violated in any material respect any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus and welfare funds and all other funds to which an employer is required by non-U.S. Law to contribute.

(i)                                     Section 2.17(i)(A) of the Disclosure Schedule contains a complete and accurate list of (i) all of the Company’s written employee handbooks, employment manuals, employment policies and affirmative action plans, and (ii) written summaries of all unwritten employment policies.  Section 2.17(i)(B) of the Disclosure Schedule sets forth the policy of the Company with respect to accrued vacation, paid time off, accrued sick time and earned time off.

2.18                        Employee Benefits.

(a)                                 Section 2.18(a) of the Disclosure Schedule contains a complete and accurate list of all Company Plans.  Complete and accurate copies of (i) all material Company Plans that have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports filed on IRS Form 5500 and (for all funded plans) all plan financial statements for the last three (3) plan years for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code for the past three (3) years, (vi) all disclosures received by the Company with respect to ERISA Section 408(b)(2) or provided by a Company Plan pursuant to ERISA Section 404(a) and (vii) any material written or electronic communications from or to the IRS, the DOL or any other Governmental Entity with respect to a Company Plan (including any voluntary correction submissions), have been made available to the Buyer.  No current or former Company Plan has been subject to non-U.S. Law.

(b)                                 Each Company Plan has been administered in accordance in all material respects with its terms and each of the Company and its ERISA Affiliates has met its obligations with respect to each Company Plan and has timely made all required contributions thereto.  The Company, each ERISA Affiliate and each Company Plan has been in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws related to Company Plans.  All filings and reports as to each Company Plan required to have been submitted to the IRS or to the DOL have been timely submitted. There is no written plan or commitment, whether legally binding or not, to create any additional Company Plans or to modify any existing Company Plans, nor, to the Company’s knowledge, any such unwritten plan or commitment.

(c)                                  There are no Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any liability.  No Company Plan is or since December 31, 2012 has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(d)                                 All Company Plans that are intended to be qualified under Section 401(a) of the Code have received determination, opinion, or advisory letters from the IRS to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or are based on prototype or volume submitter documents that have received such letters, no such determination, opinion, or advisory letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination, opinion, or advisory letter, or application therefor in any respect, and no act or omission has occurred, that would reasonably be likely to adversely affect its qualification or increase its cost.  Except as required under this Agreement, there has been no termination or partial termination of such a Company Plan under Code Section 411(d).

(e)                                  Neither the Company nor any ERISA Affiliate has ever maintained or contributed or had any actual or potential liability to an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA.  At no time has the Company or any ERISA Affiliate maintained, been obligated to contribute to, or had any actual or potential liability with respect to, any “multiemployer plan” (as defined in ERISA Section 4001(a)(3)). No persons employed at Perosphere Tech participate in or are eligible for any Company Plan in their capacity as an employee of Perosphere Tech.

(f)                                   With respect to the Company Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted, in accordance with GAAP on the Financial Statements.  The Company has no liability for benefits (contingent or otherwise) under any Company Plan, except as set forth on the Financial Statements.  The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan.

(g)                                  All group health plans of the Company and any ERISA Affiliate comply in all material respects with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act, and any other comparable domestic or foreign Laws.  The Company has not maintained any arrangement for paying or reimbursing medical premiums that would constitute an employer payment plan as described in IRS Notice 2015-17.  Neither the Company nor any ERISA Affiliate has any material liability or obligation under or with respect to COBRA for its own actions or omissions, or those of any predecessor other than to provide health care continuation coverage to COBRA qualified beneficiaries at their own, and not at the Company’s, expense.  No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of the Company is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as required by applicable Law or as cash severance, and there have been no written or oral commitments inconsistent with the foregoing.

(h)                                 No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Buyer or the Company to (i) any material fine, penalty, Tax or liability of any kind imposed under ERISA, the Code or any other applicable Law or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan, nor will the transactions contemplated by this Agreement give rise to any such liability.

(i)                                     Each Company Plan (other than bilateral agreements with individuals) is amendable and terminable unilaterally by the Company at any time without liability or expense to the Company or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Plan, or in any way limits such action.  The investment vehicles used to fund any Company Plan described in Section 401(k) of the Code may be changed at any time without incurring a sales charge, surrender fee, or other similar expense other than customary charges imposed on transactions within participant-directed accounts.

(j)                                    No Company Plan or other contract, agreement, plan or arrangement covering any one or more individuals contains any provision that, in connection with any of the transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Law with respect to the termination of any Company Plan pursuant to Section 4.10, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any Indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), (vi) promise or provide any Tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise, or (vii) measure any values of benefits on the basis of any of the transactions contemplated hereby.  No stockholder, employee, officer or director of the Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby. The Company has made available to the Buyer the information necessary to accurately calculate any excise Tax due under Section 4999 of the Code as a result of any of the transactions contemplated by this Agreement for which the Company or the Buyer is or may become directly or indirectly liable and the amount of deductions that may be disallowed under Section 280G of the Code in connection with any of the transactions contemplated by this Agreement.

(k)                                 There are no loans or extensions of credit from the Company or any ERISA Affiliate to any Company Employee or any independent contractor to the Company (other than advances of business expenses in the Ordinary Course of Business).  There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any Company Employee.

(l)                                     Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in compliance with then applicable guidance under Code Section 409A and has been in documentary compliance since January 1, 2009.  No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.  No stock option or stock appreciation right granted by the Company has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right within the meaning of the Treasury Regulations and other applicable IRS guidance under Section 409A of the Code.  The Company has made available to the Buyer all valuation or similar reports pertaining to the valuation of the Common Shares.  No corrections of violations of Section 409A of the Code have occurred.

2.19                        Environmental Matters.

(a)                                 The Company has complied in all material respects with all applicable Environmental Laws.  There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request relating to any Environmental Law involving the Company.

(b)                                 The Company has no liabilities or obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c)                                  The Company is not a party to or bound by any court order, administrative order, consent order or other agreement entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d)                                 Set forth in Section 2.19(d) of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company (whether conducted by or on behalf of the Company or a third party, and whether done at the initiative of the Company or directed by a Governmental Entity or other third party) which the Company has possession, access to or which is known to exist.  A complete and accurate copy of each such document has been provided to the Buyer.

(e)                                  The Company is not aware of any environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

(f)                                   The Company is not an “Establishment” as defined in Section 22a-134(3) of the Connecticut General Statutes.

2.20                        Legal Compliance.  The Company is currently conducting, and has at all times conducted, its business and operations in compliance in all material respects with each applicable Law, including the FDA Act and applicable implementing regulations, orders, policies and guidance issued by the FDA thereunder. The Company has not received any notice or other communication alleging noncompliance with any applicable Law or of any pending action, suit, proceeding, hearing, investigation, claim, demand or notice relating to the Product or the Company alleging any failure in any material respect to so comply.  There are no restrictions imposed by any Governmental Entity related to the Product or the Company which would restrict or prevent in any material respect the Buyer from conducting the business of obtaining, marketing, selling or otherwise Exploiting the Product.  The Company has no liability for failure to comply in all material respects with any Law and, to the knowledge of the Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability.  The Company is not conducting and has not conducted any internal investigation with respect to any actual, potential or alleged violation of any Law.

2.21                        Permits and Regulatory Matters.

(a)                                 Section 2.21(a) of the Disclosure Schedule contains a complete and accurate list of all Permits, including all governmental authorizations from the FDA, the EMA or any other Governmental Entity.  Such listed Permits are validly held by the Company and in full force and effect, and the Company has complied in all material respects with all terms and conditions thereof.  All fees required to have been paid in connection with the listed Permits have been paid.  The Company has not received written notice of any suit, action or proceeding relating to the revocation or modification in any material respect of any Permit. The Company holds, and all time has held, all Permits that are necessary for the Company to conduct its business.

(b)                                 All material filings, declarations, listings, registrations, reports or submissions, including adverse event and other safety reports, required to be filed by the Company or its Affiliates with any Governmental Entity with respect to the Product have been filed.  All such filings, declarations, listings, registrations, reports or submissions were when filed, complete and accurate in all material respects and in compliance with Law in all material respects, and no material deficiencies have been asserted in writing by any applicable Governmental Entity with respect to any such filings, declarations, listing, registrations, reports or submissions.  No third party has any right or license to use, access or reference any of the Permits listed on Section 2.21(a) of the Disclosure Schedule, including any Know-How contained in any of the Regulatory Documentation or rights associated with any such regulatory filing.

(c)                                  All preclinical and clinical investigations with respect to the Product sponsored by or on behalf of the Company or its Affiliates are being conducted in compliance with Law, including Good Clinical Practices (as defined in the FDA Act) and the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder, the European Union General Data Protection Regulation, and any applicable state privacy laws.  Neither the Company nor its Affiliates have received any written notice from any Governmental Entity with respect to any clinical or pre-clinical studies or tests concerning the Product and requiring the termination, suspension or material modification of such studies or tests.  To the knowledge of the Company, no person involved in any preclinical and clinical investigations concerning the Product and sponsored by the Company or its Affiliates has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar law or authorized by 21 U.S.C. § 335a(b) or any similar law.

(d)                                 The Company has made available to Buyer complete and correct copies of all Regulatory Documentation.

(e)                                  The Company has not, and to the knowledge of the Company, no other Person has, made an untrue statement of a material fact to any Governmental Entity, failed to disclose to any Governmental Entity any material fact required to be disclosed to such Governmental Entity, or committed an act, made a statement or failed to make a statement that, at the time such disclosure, action or omission occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy regarding “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Governmental Entity to invoke any similar policy.  To the knowledge of the Company, with respect to the Product, the Company and any Affiliate or representative of the Company (A) is not the subject of any pending or threatened investigation by any Governmental

Entity pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy, or similar policy, and (B) has not received any notification of any such potential investigation.  The Company and any Affiliate or representative of the Company has not, with respect to the Product, been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar law or authorized by 21 U.S.C. Section 335a(b) or any similar law.  With respect to the Product, neither the Company nor any Affiliate, and to the Company’s knowledge, representative of Seller, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, or any similar law or program.

(f)                                   The Company has not, and to the Company’s knowledge no other Person has, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal, safety alert, warning, “dear doctor” letter, market correction, or investigator notice relating to an alleged lack of safety or efficacy, or noncompliance, of the Product.  To the Company’s knowledge, there have been no warning or untitled letters, subpoenas, investigative demands, written inquiries or seizures requested or threatened by any Governmental Entity relating to the Product.  To the Company’s knowledge, there are no regulatory actions threatened in writing against any party that manufactures any component, ingredient, or material used in manufacturing the Product pursuant to a development, commercialization, manufacturing, supply or other collaboration arrangement with the Company or its Affiliates.

(g)                                  The Company has not, and to the Company’s knowledge no other Person has received any written notice that any Governmental Entity has:

(i)                                     commenced, or threatened to initiate, any action to request the recall of the Product;

(ii)                                  commenced, or threatened to initiate, any action to enjoin manufacture or distribution of the Product; or

(iii)                               issued any demand letter, finding of deficiency or non-compliance or adverse inspection report (including any FDA Form 483s, FDA Notices of Adverse Findings, Untitled Letters, or Warning Letters) with respect to the Product or the development, obtainment, market, sale or other Exploitation of the Product.

(h)                                 The development and manufacture of the Product by or on behalf of the Company or its Affiliates has been and is being conducted in compliance in all material respects with current “good manufacturing practices,” as defined by the FDA, including, as applicable, the FDA’s current Good Manufacturing Practices set forth in 21 C.F.R. Parts 210, 211 and 600.

(i)                                     The Company has not, and to the Company’s knowledge no other person has, received any warning letter from the FDA or any other Governmental Entity regarding inappropriate advertising or marketing of the Product or any written notice of any actual or potential violation of Law with respect to advertising or marketing of the Product.

2.22                        Unlawful Payments.  The Company is and has been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation

and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which the Company has conducted its business (collectively, “Anti-Bribery Laws”).  The Company has not received any notice or other communication that alleges that the Company, or any current or former representatives thereof, was or is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of the Company.  The Company neither has made nor anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws.  None of the Company’s current or former representatives is currently an officer, agent or employee of a Governmental Entity. The Company has not, nor have its current or former representatives, directly or indirectly, offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer of the Company (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws.

2.23                        Suppliers.  Section 2.23 of the Disclosure Schedule sets forth a list of each supplier that is the supplier of any significant product or service to the Company.  No such supplier has indicated within the past year that it will stop, or decrease the rate of, supplying products or services to the Company.  No purchase order or commitment of the Company is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

2.24                        Certain Business Relationships With Affiliates.  Except as set forth Section 2.24(a) of the Disclosure Schedule, no Affiliate of the Company (a) owns any property or right, tangible or intangible, which is used in the business of the Company, (b) has any claim or cause of action against the Company, (c) owes any money to, or is owed any money by, the Company, or (d) is a party to any contract or other arrangement (written or oral) with the Company.  Section 2.24(b) of the Disclosure Schedule describes any commercial transactions or relationships between the Company and any Affiliate thereof which occurred or have existed in the past five (5) years.

2.25                        Brokers’ Fees.  The Company has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.26                        Books and Records.  The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting.  The books and records of the Company accurately reflect the assets, liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices.  Section 2.26 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of the Company and the names of persons having signature authority with respect thereto or access thereto.

2.27                        Controls and Procedures.  The Company maintains proper and adequate internal control over financial reporting which provides assurance that (a) transactions are executed with management’s authorization, (b) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s assets, (c) access to assets of the Company is permitted only in accordance with management’s authorization, (d) the reporting of assets of the Company is compared with existing assets at regular intervals and (e) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

2.28                        Company Debt.  Section 2.28 of the Disclosure Schedule set forth a list of all Company Debt, and in each case, the amount and the lender or party owed with respect to all such Company Debt.

2.29                        Products.  Except for the Product and the Device, the Company has not developed, manufactured, marketed, distributed, made available, sold or licensed to third parties any product or device.  The Company has not directly or indirectly sold the Product or the Device to any third party.

2.30                        Disclosure.  No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any Ancillary Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

2.31                        No Other Representations.  Subject to Section 7.5(h), the Buyer acknowledges and agrees that no Person has been authorized by the Company to make any representation or warranty on behalf of the Company or otherwise in connection with the transactions contemplated hereby except as set forth in Article II, the Disclosure Schedule or any Ancillary Agreement delivered or to be delivered by or on behalf of the Company and, if made, such representation or warranty must not be relied upon as having been authorized by the Company, and any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Buyer are not and shall not be deemed to be or to include representations or warranties of the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB

Each of the Buyer and Merger Sub represents and warrants to the Company as follows:

3.1                               Organization and Corporate Power.  Each of the Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation.  The Buyer has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2                               Merger Sub.  Merger Sub is a wholly owned subsidiary of Buyer and, since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement and other agreements contemplated by this Agreement to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto.

3.3                               Authorization of Transaction.  Each of the Buyer and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and any Ancillary Agreement to which the Buyer or the Merger Sub, as applicable, is, or at or prior to the Closing will be, a party, and to perform its obligations hereunder and thereunder.  The execution and delivery by the Buyer and Merger Sub of this Agreement and each such Ancillary Agreement and the consummation by the Buyer and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and Merger Sub, respectively, subject only to the adoption of this Agreement or such Ancillary Agreement by the Buyer, as sole stockholder of Merger Sub.  This Agreement has been (and each such Ancillary Agreement, when executed and delivered by the Buyer or the Merger Sub, as applicable, will be) duly and validly executed and delivered by the Buyer and Merger Sub and constitutes (or when executed and delivered by the Buyer or Merger Sub, as applicable, will constitute) a valid and binding obligation of the Buyer and Merger Sub, enforceable against them in accordance with its terms.

3.4                               Noncontravention.  Subject to the filing of the Certificate of Merger as required by the DGCL, neither the execution and delivery by the Buyer or Merger Sub of this Agreement, or any Ancillary Agreement to which the Buyer or Merger Sub, as applicable, is, or at or prior to the Closing will be, a party, nor the consummation by the Buyer or Merger Sub of the transactions contemplated hereby and thereby, does or will (a) conflict with or violate any provision of the charter or By-laws of the Buyer or Merger Sub, (b) require on the part of the Buyer or Merger Sub any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Buyer or Merger Sub is a party or by which either is bound or to which any of their assets are subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which would not adversely affect the consummation of the transactions contemplated hereby or (d) violate in any material respect any Law applicable to the Buyer or Merger Sub or any of their properties or assets.

ARTICLE IV
COVENANTS

4.1                               Closing Efforts.

(a)                                 Each of the Parties shall use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to ensure that (i) its representations and warranties remain true and correct through the Closing and (ii) the conditions to the obligations of the other Parties to consummate the Merger are satisfied.  The Company shall use its reasonable best efforts to obtain, at its expense, all waivers, consents or approvals from third parties, and to give all notices to third parties as are required or desirable in connection with the transactions contemplated by this Agreement, and to obtain releases from all Departing Individuals in form and substance satisfactory to the Buyer.

(b)                                 Without limiting the foregoing Section 4.1, as promptly as practicable (and in any event within three (3) business days) after the first public announcement of the execution and delivery of this Agreement, the Company shall deliver to each Company Stockholder (at the last known address of such Company Stockholder appearing on the Company’s stock register) a true, correct and complete copy of the Disclosure Statement. The Disclosure Statement in the form delivered to the Company Stockholders shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company makes no representation or warranty regarding any information concerning the Buyer or Merger Sub furnished by the Buyer in writing for inclusion in the Disclosure Statement).

4.2                               Operation of Business.  Except as contemplated by this Agreement, during the Pre-Closing Period, the Company shall conduct its operations in the Ordinary Course of Business and in compliance with all applicable Laws, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations promulgated thereunder, the European Union General Data Protection Regulation, and, to the extent consistent therewith, use its commercially reasonable efforts to continue to conduct all ongoing clinical trials in accordance with the terms thereof in effect on the date hereof, preserve intact its current business organization, keep its physical assets in good working order and condition, pay its obligations when due, comply with the terms of all material contractual obligations, keep available the services of its current officers and employees and preserve its relationships with suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.  Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall not, without the written consent of the Buyer, which consent shall not be unreasonably withheld, take any action which the Company would have been required to disclose pursuant to Section 2.7 of this Agreement if such action had been taken as of or prior to the date hereof.

4.3                               Expenses.  Except as otherwise provided in this Agreement, each of the Parties shall bear its own costs and expenses (including investment banking, legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby (the “Transaction Expenses”).

4.4                               Section 280G Matters.  To the extent applicable, prior to the Closing Date, (i) the company shall use commercially reasonable efforts to obtain a waiver from each “disqualified individual” (as defined in Section 280G of the Code) who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated herein that would reasonably be expected to constitute parachute payments (within the meaning of Section 280G of the Code (the “Waived 280G Benefits”) and (ii) the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive or retain such Waived 280G Benefits.  The Buyer and its counsel shall be given the right to review and comment on all documents required to be delivered to the Company Stockholders in connection with such vote and any required disqualified individual waivers or consents, and the Company shall reflect all reasonable comments of the Buyer thereon.  Buyer and its counsel shall be provided copies of all documents executed by the stockholders and disqualified individuals in connection with the vote.

4.5                               Access to Information.

(a)                                 During the Pre-Closing Period, the Company shall afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the Buyer free and full access upon reasonable notice and during normal business hours to all personnel, offices, properties, books and records of the Company, so that the Buyer may have full opportunity to make such investigation as it shall desire to make of the management, business, properties and affairs of the Company, and the Buyer shall be permitted to make abstracts from, or copies of, all such books and records.  The Company shall furnish to the Buyer such financial and operating data and other information as to the business of the Company as the Buyer shall reasonably request.

(b)                                 During the Pre-Closing Period, within ten (10) days after the end of each calendar month beginning with the first month ending after the date hereof, the Company shall furnish to the Buyer an unaudited statement of operations for such month and a balance sheet as of the end of such month, prepared in accordance with GAAP applied on a basis consistent with the application thereof to the most recent financial statements included in clause (ii) of the definition of Financial Statements (to the extent consistent with GAAP).  Such financial statements shall present fairly the financial condition and results of operations of the Company as of the dates thereof and for the periods covered thereby, and shall be consistent with the books and records of the Company.

(c)                                  The Company shall, if requested by the Buyer, introduce the Buyer to suppliers of the Company for the purpose of facilitating the post-Closing integration of the Company and their businesses into that of the Buyer.

4.6                               Product Regulatory Meetings.  During the Pre-Closing Period, the Company shall provide the Buyer with advance notice of all meetings, conferences, and discussions scheduled with Regulatory Authorities concerning any regulatory matters relating to the Product not later than five (5) days after the Company receives notice of the scheduling of such meeting, conference, or discussion.  The Buyer shall be entitled to have reasonable representation present at all such meetings; provided, however, that (a) except with the prior written consent of the Buyer, such consent not to be unreasonably withheld or delayed, the Company shall not, at any time following the date of this Agreement, request any meeting regarding the Product with any Regulatory Authority; (b) the Company shall not accept any such meetings without prior approval of the Buyer, such approval not to be unreasonably withheld or delayed; and (c) the Company shall not attend any meetings with Regulatory Authorities regarding the Product unless such meeting is held on a date and at a time reasonably acceptable to the Buyer on not less than five (5) business days’ notice and the Buyer has the opportunity to fully participate in such meeting.  The Company will advise the Buyer promptly after it receives any oral or written communication from a Regulatory Authority and shall provide the Buyer a copy of such correspondence if in writing, or a summary of any oral correspondence, and shall provide the Buyer a reasonable opportunity to participate in, and review and comment upon in advance, any correspondence or filings with any Regulatory Authority, and shall include in such correspondence and filings all comments reasonably proposed by the Buyer.

4.7                               Notification of Certain Matters.  During the Pre-Closing Period, the Company shall promptly deliver to the Buyer notice (including a reasonably detailed description) of any fact, circumstance or development that to the Company’s knowledge constitutes (or would reasonably be expected to constitute or result in) any breach of any representation, warranty or covenant set forth herein, any material misstatement in or omission from the Disclosure Statement, Disclosure Schedule or the non-satisfaction of any condition set forth in Article VI.  No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement, the Disclosure Statement or the Disclosure Schedule.

4.8                               Certain Financial Statements.

(a)                                 Prior to Closing, the Company shall use its reasonable best efforts to cause to be prepared at its sole cost and expense, and to deliver to the Buyer, (i) audited carve-out financial statements for the Company as of and for the fiscal years ended December 31, 2017 and December 31, 2016, audited by a nationally recognized, independent registered public accounting firm, (ii) either (x) if the Closing Date occurs prior to March 31, 2019, unaudited interim financial statements as of and for the nine (9)-month periods ended September 30, 2018 and September 30, 2017 (which, in the case of the financial statements for the period ended September 30, 2017, shall be prepared on a carve-out basis) or (y) if the Closing Date occurs on or after March 31, 2019, audited carve-out financial statements for the Company as of and for the fiscal year ended December 31, 2018, audited by a nationally recognized, independent registered public accounting firm, (iii) any other financial statements of the Company that Buyer reasonably determines are required in connection with the Merger by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X of the SEC for a business acquisition required to be described in answer to Item 2.01 of Form 8-K and (iv) such other information of the Company as the Buyer may reasonably request in order for the Buyer to prepare the pro forma financial information that Buyer reasonably determines is required by Item 9.01 of Form 8-K.  The financial statements described in the foregoing sentence shall (A) be prepared in accordance with GAAP, (B) comply with the requirements of Regulation S-K and Regulations S-X under the Securities Act that would apply to a registration statement of Buyer filed with the SEC on Form S-3 that is required to contain or incorporate by reference such financial statements pursuant to Section 3-05 of Regulation S-X and (C) fairly present the financial condition, results of operations, cash flows and changes in stockholders’ equity for the periods presented.

(b)                                 Prior to the Closing, the Company shall provide the Buyer with such additional information within the Company’s custody or control, including consents and reliance letters from the Company’s nationally recognized, independent registered public accounting firm, as the Buyer may reasonably request in order to comply with the requirements for financial statements included in registration statements or reports filed with the SEC.

4.9                               No Solicitation.

(a)                                 During the Pre-Closing Period, the Company shall not, and the Company shall require each of its officers, directors, employees, representatives and agents not to, directly or indirectly, through any officer, director, employee, Affiliate, agent or representative or otherwise, (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer or its representatives) concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving the Company, (ii) furnish any information concerning the business, properties or assets of the Company or the shares of Company Share to any party (other than the Buyer or its representatives) or (iii) engage in negotiations or enter into any agreement with any party (other than the Buyer or its representatives) concerning any such transaction.

(b)                                 The Company shall immediately notify any party with which discussions or negotiations of the nature described in Section 4.9(a) were pending that the Company is terminating such discussions or negotiations.  If the Company receives any inquiry, proposal or offer of the nature described in Section 4.9(a), the Company shall, within one (1) business day after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

4.10                        Termination of 401(k) Plan.  Upon the Buyer’s written request, which request shall be made at least three (3) business days prior to the Closing Date, the Board of Directors of the Company shall adopt resolutions, no later than the day immediately preceding the Closing Date, to terminate the Perosphere Inc. 401(k) Profit Sharing Plan and Trust as of the day immediately preceding the Closing Date, such resolutions having been approved as to form by the Buyer at least two (2) business days before such action is taken.

4.11                        Indemnification and Insurance Tails.

(a)                                 The Surviving Corporation shall, for a period of six (6) years after the Effective Time, honor and observe all provisions of the Certificate of Incorporation and the Company’s By-laws, and all agreements between the Company and any current or former director, officer or employee of the Company listed on Schedule 4.11(a), in each case in accordance with their terms, providing for the indemnification or exculpation of, or advancement of expenses to, any current or former director, officer or employee of the Company with respect to any act or omission taken, or omitted to be taken, in their capacities as such, or at the direction of the Company or its management, at any time prior to the Closing.

(b)                                 No later than the Effective Time, the Company shall purchase and secure and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the transactions or actions contemplated hereby).  The costs of the D&O Insurance, to the extent not paid prior to the Effective Time, shall constitute a Company Expense.

4.12                        Convertible Note Interest.  The Buyer and the Company agree that (i) interest accrued on the Convertible Note as of December 1, 2018 shall not be payable until the Effective Time (or the earlier termination of this Agreement), (ii) if the Effective Time occurs, such accrued interest shall constitute Company Debt and shall be reflected in the calculation of the Company Debt Amount, and (ii) interest under the Convertible Note shall cease to accrue during (and the Buyer hereby waives its right to receive interest under the Convertible Note for) the period from December 1, 2018 through the Effective Time or earlier termination of this Agreement.

ARTICLE V
TAX MATTERS

5.1                               Preparation and Filing of Tax Returns; Payment of Taxes.

(a)                                 The Company, at its expense, shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns of the Company required to be filed (taking into account extensions) prior to the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the Company’s past practice, except as required by applicable Law.

(b)                                 The Buyer shall prepare and timely file or shall cause to be prepared and timely filed all Tax Returns for the Company that are due after the Closing Date.  The Buyer shall make all payments required with respect to any such Tax Returns; provided, however, that the Buyer shall be indemnified in accordance with Section 7.1(d) to the extent any payment the Buyer is required to make relates to the operations of the Company for any period (or portion thereof) ending on or before the Closing Date to the extent such Taxes are not accounted for in determining the Closing Net Working Capital.

(c)                                  Any Tax Return to be prepared and filed for taxable periods that include any period before the Closing Date shall be prepared on a basis consistent with the last previous similar Tax Return, except as required by applicable Law.  The Buyer shall provide the Company Equityholder Representative with a copy of each proposed income Tax Return including any period prior to the Closing Date (and such additional information regarding such Tax Return as may reasonably be requested by the Company Equityholder Representative) for review and comment at least forty-five (45) days prior to the filing of such Tax Return.  The Buyer shall consider in good faith all comments of the Company Equityholder Representative with respect to the portion of the period ending on the Closing Date.

(d)                                 The Buyer shall be indemnified for any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) to the extent provided in Section 7.1(d). The Company Equityholder Representative, on behalf of the Company Equityholders, and the Buyer will cooperate in filing all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

5.2                               Allocation of Certain Taxes.

(a)                                 The Buyer and the Company Equityholders agree that if the Company is permitted but not required under applicable foreign, state or local Tax Laws to treat the Closing Date as the last day of a taxable period, the Buyer and the Company Equityholders shall treat such day as the last day of a taxable period.

(b)                                 The portion of any Taxes for a taxable period beginning before and ending after the Closing allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property, other than Taxes described in Section 5.1(d), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period.  For purposes of computing the Taxes attributable to the two portions of a taxable period, the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

5.3                               Cooperation on Tax Matters; Tax Audits.

(a)                                 The Buyer and the Company Equityholders and their respective Affiliates shall cooperate in the preparation of all Tax Returns and the conduct of all Tax audits or other administrative or judicial proceedings relating to the determination of any Tax for any Tax periods for which one Party could reasonably require the assistance of the other Party in obtaining any necessary information.

(b)                                 The Buyer shall have the right to control any Tax audit, initiate any claim for refund, and contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to Taxes with respect to the Company; provided that, with respect to any item the adjustment of which may cause the Company Equityholders to become obligated to make any payment pursuant to this Agreement, the Buyer shall consult with the Company Equityholder Representative with respect to the resolution of any issue that would affect the Company Equityholders, and not settle any such issue without the consent of the Company Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

5.4                               Refunds.  Any refund (or credit against Tax in lieu of a refund) received by the Company (or the Buyer or any of their respective Affiliates on behalf of the Company), of Taxes of the Company for taxable periods, or portions thereof, ending on or before the Closing Date, shall be for the account of the Company Equityholders to the extent such refund is not accounted for in determining the Closing Net Working Capital and is not attributable to the carryback of a net operating loss of the Company from a period (or portion thereof) beginning after the Closing Date, and Buyer shall promptly pay, or cause to be paid, to the Company Equityholder Representative, an amount equal to such refund.

5.5                               Amendment of Tax Returns.  Except as required by applicable Law, neither Buyer nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a taxable period (or portion thereof) ending on or before the Closing Date without the prior written consent of the Company Equityholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1                               Conditions to Obligations of the Buyer and Merger Sub.  The obligation of each of the Buyer and Merger Sub to consummate the Merger is subject to the satisfaction (or waiver by the Buyer) of the following conditions:

(a)                                 the Written Consent (together with a release in the form attached thereto) shall have been duly executed by Company Stockholders holding Company Shares representing at least ninety percent (90%) of the outstanding voting power of the Company, and such Written Consent shall have been delivered to the Buyer and have become effective in accordance with its terms;

(b)                                 the Company shall have obtained at its own expense (and shall have provided copies thereof to the Buyer) all of the waivers, permits, consents, approvals or other authorizations, and effected all of the registrations, filings, notices and contract terminations, referred to on Schedule 6.1(b);

(c)                                  (i) each of the Fundamental Representations and each of the representations and warranties of the Company that are qualified by reference to materiality, Company Material Adverse Effect or any similar qualification shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all respects as of such date) and (ii) all representations and warranties of the Company set forth in this Agreement (other than the representations and warranties described in the foregoing clause (i)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all material respects as of such date);

(d)                                 the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e)                                  no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction could reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation thereof or (iii) have, individually or in the aggregate, a Company Material Adverse Effect, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(f)                                   each of the Key Person Arrangements of each Key Person shall be in full force and effect and each Key Person shall have entered into a release in favor of the Company in form and substance reasonably satisfactory to the Buyer;

(g)                                  the Company shall have delivered to the Buyer evidence satisfactory to the Buyer that the employment of each of the persons named on Schedule 6.1(g) (the “Departing Individuals”) has been terminated as of prior to the Closing without further liability to the Company or any of its Affiliates (including the Buyer);

(h)                                 the Company shall have delivered to the Buyer duly executed written instruments releasing any Security Interest (other than any Permitted Interest) on any asset of the Company, and authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any such Security Interest;

(i)                                     the Company shall have delivered to the Buyer and Merger Sub the Pre-Closing Certificate not less than two (2) business days prior to the Closing Date;

(j)                                    the Company shall have delivered to the Buyer and Merger Sub payoff letters in form and substance satisfactory to the Buyer for the payment and discharge at the Closing of all Company Debt, signed by each holder of Company Debt;

(k)                                 the Company shall have delivered to the Buyer and Merger Sub the Company Closing Certificate;

(l)                                     the Company shall have delivered to the Buyer a certificate executed by the Secretary of the Company certifying that attached thereto are (i) a true, complete and correct copy of the Certificate of Incorporation and the By-laws of the Company, as in effect on the Closing Date, and, in the case of the Certificate of Incorporation, certified by the Secretary of State of the State of Delaware, (ii) true, complete and correct copies of resolutions unanimously adopted by the Company’s board of directors and stockholders, authorizing the execution and delivery of this Agreement, the transactions contemplated hereby and the performance by the Company of its obligations hereunder, which resolutions have not been modified, rescinded or revoked, and (iii) specimen signatures of the officers of the Company authorized to sign this Agreement on behalf of the Company;

(m)                             the Company shall have delivered to the Buyer a certificate, issued by the Secretary of State of the State of Delaware and each other jurisdiction in which the Company is qualified to do business, certifying as of a date no more than five (5) business days prior to the Closing Date that the Company is in good standing under the Laws of such jurisdiction;

(n)                                 the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company from such positions as a director or officer, as applicable (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(o)                                 if the Buyer has delivered a written request pursuant to Section 4.10, the Company shall have delivered to the Buyer evidence satisfactory to the Buyer that the Company has terminated the Perosphere Inc. 401(k) Profit Sharing Plan and Trust in accordance with Section 4.10;

(p)                                 the Company shall have delivered to the Buyer evidence satisfactory to the Buyer that all contracts and other agreements listed on Schedule 6.1(p) have been terminated or amended on terms satisfactory to the Buyer;

(q)                                 the Company shall have delivered to the Buyer a certification in form and substance satisfactory to the Buyer that the Company Shares are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the IRS, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code;

(r)                                    the Company shall have delivered to the Buyer evidence, in form and substance satisfactory to Buyer, showing that the Company has complied with Section 4.4;

(s)                                   the Buyer shall have received the Escrow Agreement, duly executed by the Company Equityholder Representative;

(t)                                    the Buyer shall have received an Option Surrender Agreement duly executed by holders of at least ninety percent (90%) of the outstanding Company Options (determined in accordance with the number of shares of Company Common Stock underlying such Company Options);

(u)                                 the Buyer shall have received a Warrant Surrender Agreement, duly executed by holders of at least ninety-five percent (95%) of the outstanding Company Warrants (determined in accordance with the number of shares of Company Common Stock issuable upon conversion of the Series B-1 Convertible Preferred Stock of the Company that is issuable upon exercise of the Company Warrants) (other than Company Warrants held by Connecticut Innovations);

(v)                                 the Buyer shall have received from the Company the historical financial statements and other information required to be delivered by the Company pursuant to Section 4.8 of this Agreement;

(w)                               not less than five (5) business days prior to the Closing Date, the Buyer shall have received from the Company (i) an estimated balance sheet of the Company as of the close of business on the Closing Date prepared in accordance with GAAP and in the form and format of Exhibit E and the Company’s good faith and reasonable estimate of the Closing Net Working Capital and Closing Cash based thereon, together with all supporting documentation reasonably requested by the Buyer and (ii) the updated Allocation Schedule contemplated by Section 1.16;

(x)                                 the Company shall have filed with the Secretary of State of the State of Delaware the Certificate of Amendment in the form attached hereto as Exhibit J; and

(y)                                 the Company shall have delivered to the Buyer evidence that Perosphere Tech and the Company have agreed to an updated Development Plan to the one attached to the Amended and Restated Development and Commercialization Agreement, dated as of the date hereof, between the Company and Perosphere Tech, such updated Development Plan to be in form and substance reasonably satisfactory to the Buyer (it being understood that the Buyer shall work in good faith with the Company and Perosphere Tech to develop such updated Development Plan).

6.2                               Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction (or waiver by the Company) of the following conditions:

(a)                                 (i) each of the representations and warranties of the Buyer and Merger Sub that are qualified by reference to materiality or any similar qualification shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all respects as of such date) and (ii) all representations and warranties of the Buyer and Merger Sub set forth in this Agreement (other than the representations and warranties described in the foregoing clause (i)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are specifically made as of a particular date in which case such representations and warranties shall be true and correct in all material respects as of such date);

(b)                                 each of the Buyer and Merger Sub shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c)                                  no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect; and

(d)                                 the Company shall have received the Escrow Agreement, duly executed by the Buyer and the Escrow Agent.

ARTICLE VII
INDEMNIFICATION

7.1                               Indemnification by the Company Equityholders.  The Company Equityholders shall, severally based on their respective Pro Rata Share and not jointly (except as set forth below), defend and indemnify the Buyer in respect of, and hold it harmless against and will compensate and reimburse the Buyer for, any and all Losses incurred or suffered by the Surviving Corporation or the Buyer or any Affiliate thereof resulting from, relating to or constituting, without duplication:

(a)                                 any inaccuracy in any representation or breach of any warranty of the Company contained in this Agreement or any other agreement or instrument furnished by the Company to the Buyer pursuant to this Agreement, whether as of the date of this Agreement or as of the Closing Date, or any third-party allegation of any facts that, if true, would constitute any such inaccuracy or breach;

(b)                                 any breach or nonperformance of (or noncompliance with) any covenant or agreement of the Company to be performed at or prior to the Closing that is contained in this Agreement or any agreement or instrument furnished by the Company to the Buyer pursuant to this Agreement;

(c)                                  any claim by a stockholder or former stockholder of the Company, or any other Person, based upon any actual or alleged: (i) ownership or rights to ownership of any shares of stock of the Company; (ii) other than the right to receive the amounts payable to such holder pursuant to Article I, any rights of a stockholder or appraisal or dissenters’ rights, including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Certificate of Incorporation or the By-laws of the Company; (iv) any claim based on or arising out of any breach of fiduciary duty by the Company’s board of directors or stockholders; (v) inaccuracies or errors in the Allocation Schedule; or (vi) wrongful repurchase of shares by the Company;

(d)                                 the following Taxes: (i) any Taxes for any taxable period (or portion thereof) ending on or before the Closing Date due and payable by the Company; (ii) any Taxes for which the Company has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (iii) any Taxes for which the Company has any liability as a transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is attributable to the operations of the Company on or prior to the Closing Date or an event or transaction occurring before the Closing, including any Taxes of Perosphere Tech for which the Company has any liability; (iv) any Taxes resulting from, or related to, the Spin-Off Transaction; and (v) fifty percent (50%) of any Transfer Taxes, provided, that, for the avoidance of doubt, the determination of Taxes shall properly take into account, in accordance with applicable Law, any and all available net operating losses, credits and other tax attributes of the Company for any taxable period (or portion thereof) ending on or before the Closing Date;

(e)                                  any Employee Obligations (except to the extent such Employee Obligations are taken into account in the calculation of the Closing Merger Consideration or in determining the Closing Net Working Capital);

(f)                                   any claim by Departing Individuals arising from or related to their employment by the Company prior to their termination of employment;

(g)                                  any Company Debt in excess of the Permitted Company Debt Amount (except to the extent such Company Debt is taken into account in the calculation of the Closing Merger Consideration or in determining the Closing Net Working Capital);

(h)                                 any Company Expenses (except to the extent such Company Expenses are taken into account in the calculation of the Closing Merger Consideration or in determining the Closing Net Working Capital);

(i)                                     any amount by which the Closing Shortfall is greater than the unclaimed amounts then available in the General Escrow Fund and any amount by which the Final Adjustment Amount is greater than the amount of the Adjustment Escrow Fund and the General Escrow Fund;

(j)                                    any liability arising out of or relating any business transferred, sold or discontinued by the Company prior to the Closing, including in connection with the Spin-Off Transaction;

(k)                                 any claim for indemnification, exculpation and/or the advancement or reimbursement of expenses by any Person who was an officer or director of the Company or any Subsidiary at any time prior to the Closing, or any claim of a similar nature made by any such Person in any such capacity, in each case made in connection with any matter for which the Buyer is entitled to indemnification hereunder; or

(l)                                     any claim for indemnification by the Escrow Agent under the Escrow Agreement against the Buyer to the extent resulting from any action or omission of the Company Equityholder Representative; or

(m)                             any Fraud on the part of the Company or any Company Equityholder acting on behalf of the Company in connection with the transactions contemplated by this Agreement.

7.2                               Indemnification by the Buyer.  Subject to Section 7.3(g), the Buyer shall defend and indemnify each Company Equityholder in respect of, and hold such Company Equityholder harmless against and will compensate and reimburse such Company Equityholder for, in respect of, and hold such Company Equityholder harmless against, any and all Losses incurred or suffered by such Company Equityholder resulting from, relating to or constituting:

(a)                                 any inaccuracy in any representation or breach of any warranty of the Buyer or Merger Sub contained in this Agreement or any other agreement or instrument furnished by the Buyer or Merger Sub to the Company pursuant to this Agreement, whether as of the date of this Agreement or as of the Closing Date, or any third-party allegation of any facts that, if true, would constitute any such inaccuracy or breach; or

(b)                                 any breach or nonperformance of (or noncompliance with) any covenant or agreement of the Buyer contained in this Agreement or any agreement or instrument furnished by the Buyer to the Company pursuant to this Agreement.

7.3                               Indemnification Claims.

(a)                                 The Indemnified Party shall give written notification to the Indemnifying Party of the commencement of any Third-Party Action that the Indemnified Party expects may result in a claim for indemnification pursuant to this Article VII.  For purposes of this Agreement, (i) “Indemnifying Party” shall mean (A) in the case of a claim for indemnification by the Buyer, the Company Equityholder Representative on behalf of the Company Equityholders and (B) in the case of a claim for indemnification by any Company Equityholder, the Buyer and (ii) “Indemnified Party” shall mean (A) in the case of a claim for indemnification against the Buyer, the Company Equityholder Representative on behalf of the applicable Company Equityholder or Company Equityholders and (B) in all other cases, the Buyer.  Such notification shall be given within twenty (20) calendar days after receipt by the Indemnified Party of notice of such Third-Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third-Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure.

(b)                                 The Indemnifying Party shall be entitled, at its own and sole expense, to participate in any defense of such Third-Party Action, or by giving written notice to the Indemnified Party within thirty (30) days after delivery of the written notification described in Section 7.3(a), to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense (it being understood that, prior to and during such thirty (30) day period, the Indemnified Party is hereby authorized (but not obligated) to file any motion, answer or other pleading and to take any other action which the Indemnified Party shall deem necessary or appropriate to protect the Indemnified Party’s interests in connection with such Third-Party Action); provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third-Party Action constitute Losses for which the Indemnified Party shall be indemnified fully pursuant to this Article VII, (B) if the Buyer is the Indemnified Party, the ad damnum in such Third-Party Action, taken together with the estimated costs of defense thereof and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the current balance of the General Escrow Fund, and (C) if the Buyer is the Indemnified Party, an adverse resolution of the Third-Party Action would not have a material adverse effect on the goodwill or reputation of the Buyer or the business, operations or future conduct of the Buyer, as reasonably determined by the Buyer, and (ii) if the Buyer is the Indemnified Party, the Company Equityholder Representative may not assume control of the defense of any Third-Party Action involving Taxes, any Governmental Entity or criminal liability or in which equitable relief is sought against the Buyer or any of its Affiliates.  If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third-Party Action, the Indemnified Party shall control such defense.  The Non-controlling Party may participate in such defense at its own expense.  The Controlling Party shall thereafter from time to time promptly provide to the Non-controlling Party copies of all pleadings filed and all orders issued in such Third-Party Action, and shall consult in good faith with the Non-controlling Party at reasonable periodic intervals on matters regarding the defense of such Third-Party Action.  The reasonable fees and expenses of counsel to the Indemnified Party with respect to a Third-Party Action shall be considered Losses for purposes of this Agreement if (x) the Indemnified Party controls the defense of such Third-Party Action pursuant to the terms of this Section 7.3(b) or (y) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third-Party Action (in which case the fees and expenses of counsel to the

Indemnified Party will only be considered Losses to the extent they relate to or are incurred as a result of those matters involving such conflicting interests or different defenses).  The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third-Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and imposes no obligation on the Indemnified Party.  Except as provided in Section 7.3(g), the Indemnifying Party shall not be liable for any settlement of, or the entry of any judgment arising from, any such Third-Party Action without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding anything to the contrary in this Agreement, to the extent there is any conflict between the provisions of this Section 7.3(b) and Section 5.3(b) with regard to any Third-Party Action involving Taxes, Section 5.3(b) shall govern.

(c)                                  In order to seek indemnification under this Article VII, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

(d)                                 Within thirty (30) days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall either: (i) agree that the Indemnified Party is entitled to receive the Claimed Amount or the Agreed Amount or (ii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.  If no Response is delivered by the Indemnifying Party within such thirty (30) day period, the Indemnifying Party shall be deemed to have agreed that all of the Claimed Amount is owed to the Indemnified Party.  Acceptance by the Indemnified Party of partial payment of any Claimed Amount shall be without prejudice to its right to claim the balance of any such Claimed Amount.

(e)                                  Except in cases of disputes regarding the determination of the Closing Net Working Capital or the Closing Cash (which shall be resolved exclusively in accordance with the procedures set forth in Section 1.12), any Dispute shall be resolved in accordance with Section 10.12.  The Indemnifying Party shall deliver to the Indemnified Party, promptly following the resolution of the Dispute (whether by mutual agreement, arbitration, judicial decision or otherwise), payment of any amount required to be paid to the Indemnified Party consistent with the terms of the resolution of the Dispute.  If the Buyer seeks to enforce any claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Company Equityholder Representative and the Buyer shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, judicial decision or otherwise), a written notice executed by both Parties instructing the Escrow Agent as to what (if any) portion of the General Escrow Fund shall be distributed to the Buyer (which notice shall be consistent with the terms of the resolution of the Dispute).

(f)                                   Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that the Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Losses for which the Indemnified Party may be entitled to indemnification pursuant to this Article VII, and the Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) the Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) the Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VII, and (iii) the Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Losses for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).

(g)                                  Without limitation of Section 1.11, (i) the Company Equityholder Representative shall have full and exclusive power and authority on behalf of each Company Equityholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Company Equityholders under this Article VII; and (ii) the Company Equityholder Representative shall have no liability to any Company Equityholder for any action taken or omitted on behalf of the Company Equityholders pursuant to this Article VII.  For the avoidance of doubt, no Person other than a Party may assert a claim for indemnification under this Article VII.

7.4                               Survival of Representations and Warranties.  Each Party’s representations and warranties in this Agreement shall survive the Closing and shall expire at 11:59 p.m., Eastern Time, on the eighteen (18) month anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 2.1 (Organization, Qualification and Corporate Power), 2.2 (Capitalization), 2.3 (Authorization of Transaction), 2.4(a) (Non-Contravention), 2.5 (Subsidiaries), 2.9 (Tax Matters), 2.12 (Intellectual Property), 2.24 (Certain Business Relationships With Affiliates) and 2.25 (Brokers’ Fees) (the “Fundamental Representations”) shall survive the Closing until one hundred eighty (180) days following the expiration of all statutes of limitation applicable to the matters referred to therein.  If an Indemnified Party delivers to the Indemnifying Party, before expiration of a representation or warranty a Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice.  The rights to indemnification set forth in this Article VII shall not be affected by any investigation or due diligence conducted by or on behalf of the Indemnified Party or any knowledge acquired (or capable of being acquired) by the Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant, obligation or otherwise which is the subject of indemnification hereunder. Nothing in this Section 7.4 shall be construed to limit the survival of covenants, agreements and obligations that by their terms are to be performed or observed after the Effective Time or for which another time period is specified in this Agreement.

7.5                               Limitations.

(a)                                 Notwithstanding anything to the contrary herein, other than for claims asserting Fraud or breach of any Fundamental Representation, and subject to the provisions of Section 10.14, the Company Equityholders shall not be liable under Section 7.1(a) unless and until the aggregate Losses under Section 7.1(a) for which they or it would otherwise be liable under this Article VII exceed $250,000 (the “Deductible Amount”) at which point the Company

Equityholders shall become liable for all such Losses in excess of the Deductible Amount, subject to the other limitations set forth in this Section 7.5.

(b)                                 Other than for claims asserting Fraud, the Escrow Agreement shall be the exclusive means for the Buyer to collect any Losses for which it is entitled to indemnification under Section 7.1(a) from any Company Equityholder; provided, that in the case of a breach of any Fundamental Representation, the exclusive means for the Buyer to collect any such Losses for which it is entitled to indemnification under Section 7.1(a) shall be the Escrow Agreement together with the rights of Buyer under Section 7.6. Other than for claims asserting Fraud, the Escrow Agreement together with the rights of Buyer under Section 7.6 shall be the exclusive means for the Buyer to collect any Losses for which it is entitled to indemnification under Section 7.1(b) through Section 7.1(m) from any Company Equityholder. In the case of claims asserting Fraud, and except as set forth in Section 7.5(c) or in Section 7.5(h), each Company Equityholder shall be liable, severally and not jointly up to such Company Equityholder’s Pro Rata Share of the amount of Losses payable by the Company Equityholder to the Buyer; provided, that, except as set forth in Section 7.5(h), the amount of Losses recoverable from any Company Equityholder under Section 7.1 as of any time shall not exceed such Company Equityholder’s Transaction Proceeds as of such time.

(c)                                  To the extent a claim for indemnification under Section 7.1 is satisfied from the available General Escrow Fund or by set-off pursuant to Section 7.6, the liability of the Company Equityholders shall be joint and several.

(d)                                 Subject to the provisions of Section 7.5(h) and Section 10.14, from and after the Closing, the remedies set forth in this Article VII shall be the exclusive remedies of the Parties with respect to the transactions contemplated by this Agreement.

(e)                                  No Company Equityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

(f)                                   Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach of any representation or warranty set forth in Article II or the Company Closing Certificate and (ii) the amount of Losses for which Buyer may be entitled to indemnification under this Article VII, each such representation or warranty (other than the representations and warranties set forth in Section 2.7 and in Section 2.30) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect).

(g)                                  Payments by Company Equityholders pursuant to Section 7.1 in respect of any Loss shall be limited to the amount of any Loss that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim, net of any costs of collection and increase in insurance premiums.

(h)                                 Notwithstanding anything to the contrary in this Agreement (including Section 2.31 and this Section 7.5), nothing in this Agreement shall limit the Buyer’s rights or remedies under Section 10.14 or the Buyer’s rights or remedies or the liability of any Company Equityholder in claims asserting (i) Fraud on the part of such Company Equityholder in connection with the transactions contemplated by this Agreement or (ii) the breach of any covenant or agreement of such Company Equityholder set forth in any Ancillary Agreement that is to be performed after the Closing, it being understood that no Company Equityholder shall be liable for (x) any Fraud of any other Company Equityholder in connection with the transactions contemplated by this Agreement (except as otherwise provided under Section 7.1(m) and subject to the limitations in Section 7.5(b)) or (y) the breach of any covenant or agreement of any other Company Equityholder set forth in any such Ancillary Agreement that is to be performed after the Closing.

(i)                                     In no event shall any Company Equityholder be liable to the Buyer for any punitive damages, except to the extent paid or payable to a third party.

(j)                                    The Buyer shall use commercially reasonable efforts to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

7.6                               Set-Off Rights.

(a)                                 The Buyer shall have the right and is hereby authorized by the Company Equityholders at any time and from time to time to withhold from, and set off and apply against, the payment of any and all Milestone Consideration the amount of any Losses claimed in a Claim Notice delivered by the Buyer hereunder, including the Buyer’s good faith estimate of any Losses identified in such Claim Notice that have not been liquidated (any amount so withheld pursuant to this Section 7.6, the “Set-Off Amount”).

(b)                                 If the Buyer exercises its rights pursuant to Section 7.6(a) and withholds a Set-Off Amount from the payment of any Milestone Consideration, the Buyer shall notify the Company Equityholder Representative thereof in writing (the “Set-Off Notification”) no later than two (2) business days after the payment of such Milestone Consideration becomes due and payable pursuant to Section 1.15, which Set-Off Notification shall be accompanied by the applicable Claim Notice.

(c)                                  If the Buyer exercises its rights pursuant to Section 7.6(a) and withholds a Set-Off Amount from the payment of any Milestone Consideration with respect to any Losses specified in a Claim Notice, then promptly following the final resolution of the claim for indemnification set forth in such Claim Notice, the Buyer shall cause the Company Equityholders to be paid the amount, if any, by which the Set-Off Amount exceeds the amount of Losses to which Buyer has been finally determined to be entitled in connection with such resolution.  Such amount shall be paid to the Company Equityholders, in the manner otherwise provided in this Agreement for the making of Future Payments, together with interest from the date the respective Milestone Consideration was required to be paid to the date of the payment under this Section 7.6(c) at a rate per annum equal to the lesser of (i) the rate announced by Citibank N.A. from time to time as its base lending rate plus two percent (2%), compounded annually or (ii) the maximum rate permissible by law.

7.7                               Tax Treatment of Indemnification Payments.  All amounts paid under this Article VII shall be treated as adjustments to the Aggregate Merger Consideration for all Tax purposes unless otherwise required by Law.

ARTICLE VIII
TERMINATION

8.1                               Termination of Agreement.  The Parties may terminate this Agreement prior to the Closing (whether before or after the effectiveness of the Written Consent), as provided below:

(a)                                 the Parties may terminate this Agreement by mutual written consent;

(b)                                 the Buyer may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before March 15, 2019 (the “Expiration Date”) by reason of the non-satisfaction of any condition precedent under Section 6.1 (unless the non-occurrence of the Closing results primarily from a breach or nonperformance by the Buyer or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement);

(c)                                  the Company may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before the Expiration Date by reason of the non-satisfaction of any condition precedent under Section 6.2 (unless the non-occurrence of the Closing results primarily from a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement);

(d)                                 the Buyer may terminate this Agreement by giving written notice to the Company (x) if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.1(c) or 6.1(d) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) days following receipt by the Company of written notice of such breach or failure to perform from the Buyer; provided that if the Company is using reasonable best efforts to remedy such breach or failure to perform in good faith and such breach or failure to perform is curable prior to the Expiration Date, Buyer shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d)(x)), or (y) there shall have occurred a Company Material Adverse Effect; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Buyer if the Buyer or the Merger Sub is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e)                                  the Company may terminate this Agreement by giving written notice to the Buyer if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or the Merger Sub set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) days following receipt by the Buyer of written notice of such breach or failure to perform from the Company; provided that if the Buyer is using reasonable best efforts to remedy such breach or failure to perform in good faith and such breach or failure to perform is curable prior to the Expiration Date, the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e); provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to the Company if the Company is then in material breach of any representation, warranty or covenant set forth in this Agreement.

8.2          Effect of Termination.  If any Party terminates this Agreement pursuant to Section 8.1, all obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided, however, that, notwithstanding the foregoing, (a) no Party shall be relieved of its liability for  any willful breaches of this Agreement prior to such termination, and (b) the Convertible Note shall remain in full force and effect in accordance with its terms.

ARTICLE IX
DEFINITIONS

For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Adjustment Escrow Amount” shall have the meaning set forth on Schedule 1.12(e).

“Adjustment Escrow Fund” shall mean, as of any time, the Adjustment Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (i) any investment losses thereon incurred prior to such time and (ii) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Affiliate” shall mean any Person that is or during the period covered by the Financial Statements was an affiliate as defined in Rule 12b-2 under the Exchange Act.  For the avoidance of doubt, Perosphere Tech shall be deemed to be an “Affiliate” of the Company with respect to all periods at or prior to the Effective Time.

“Aggregate Merger Consideration” shall mean the Closing Merger Consideration, plus the amount of any Future Payments that become payable pursuant to this Agreement and the Escrow Agreement.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount.

“Agreement” shall have the meaning set forth in the first paragraph of this Agreement.

“Allocation Schedule” shall mean the schedule attached hereto as Exhibit G, setting forth, for each Person who, as of immediately prior to the Effective Time, is a Company Equityholder: (i) such Person’s name and address; (ii) the number of shares of each class of Company Common Stock held by such Person; (iii) the number of shares of Company Common Stock issuable upon conversion of any shares of Company Preferred Stock held by such Person (assuming such conversion occurs as of immediately prior to the Effective Time) in accordance with the Certificate of Incorporation; (iv) the number of shares of Company Common Stock issuable upon exercise of each Company Option held by such Person and the exercise price thereof; (v) the number of shares of Company Common Stock issuable upon exercise of each Company Warrant held by such Person; and (vi) the portion (if any) of the Closing Merger Consideration to be paid to such Person in respect of Company Common Stock, Company Warrants and/or Company Options, and the portion (if any) of any Future Payments that may become payable to such Person under this

Agreement and the Escrow Agreement, in each case calculated in accordance with the Certificate of Incorporation, the Company Warrants, the Company Options and/or the Company Stock Plan and payable pursuant to Section 1.5.

“Ancillary Agreement” shall mean any agreement, certificate, instrument or other document attached as an Exhibit hereto or executed and delivered by any party hereto pursuant to Section 1.3 or Section 6.1, including the Signing Amendments and the Escrow Agreement.

“Annual Net Sales” shall have the meaning set forth in Section 1.15(c).

“Anti-Bribery Laws” shall have the meaning set forth in Section 2.22.

“Anticoagulants” shall have the meaning set forth in Section 1.15(c).

“Apixaban” shall have the meaning set forth in Section 1.15(c).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 2.3.

“Buyer” shall have the meaning set forth in the first paragraph of this Agreement.

“Calendar Year” shall have the meaning set forth in Section 1.15(c).

“CERCLA” shall mean the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate of Incorporation” shall mean the certificate of incorporation of the Company, as amended or restated.

“Certificate of Merger” shall mean the certificate of merger or other appropriate documents prepared and executed in accordance with Section 251(c) of the DGCL.

“Claim Notice” shall mean written notification which contains (i) a description of the Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Losses, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Losses and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Losses.

“Claimed Amount” shall mean the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Cash” shall mean the amount of all cash and cash equivalents of the Company (less the amount of outstanding checks and, for the avoidance of doubt, excluding the exercise price of Company Options), as of the close of business on the Closing Date, as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Closing Current Assets” shall mean the amount of the current assets of the Company in the asset categories listed on Exhibit E (which shall exclude Closing Cash), as of the close of business on the Closing Date, as determined in accordance with GAAP and reflected on the Final Closing Date Balance Sheet.

“Closing Current Liabilities” shall mean the amount of the current liabilities of the Company in the liability categories set forth on Exhibit E, as of the close of business on the Closing Date, as determined in accordance with GAAP, plus the amount of (i) Company Expenses to the extent not withheld from the Closing Merger Consideration pursuant to Section 1.3(d)(i), (ii) Company Debt to the extent not withheld from the Closing Merger Consideration pursuant to Section 1.3(d)(ii), and (iii) Employee Obligations to the extent not withheld from the Closing Merger Consideration pursuant to Section 1.3(d)(iii)), in each case as reflected on the Final Closing Date Balance Sheet.

“Closing Date” shall mean the first date on which all of the conditions to the obligations of the Parties to consummate the transactions contemplated hereby (excluding the delivery at the Closing of any of the documents set forth in Article VI) are satisfied or waived, or such other date as may be mutually agreeable to the Parties.

“Closing Excess” shall have the meaning set forth in Section 1.12(b)(ii).

“Closing Merger Consideration” shall mean (i) $50,000,000, minus (ii) the Company Expense Amount, minus (iii) the Company Debt Amount other than such portion thereof that constitutes the Permitted Company Debt Amount but including, for the avoidance of doubt (but subject to Section 4.12), the Company Debt Amount under the Convertible Note, minus (iv) the Employee Obligations Amount, minus (v) the General Escrow Amount and Adjustment Escrow Amount, plus (vi) the amount, which may be a positive or negative number, equal to the Estimated Net Working Capital minus the Target Net Working Capital, plus (vii) the Estimated Closing Cash, plus (viii) the aggregate exercise price of all Company Options in respect of which a portion of the Closing Merger Consideration is actually paid pursuant to Section 1.13(a)(i), and plus (ix) the aggregate exercise price of all Company Warrants in respect of which a portion of the Closing Merger Consideration is actually paid pursuant to Section 1.13(c)(i).

“Closing Net Working Capital” shall mean an amount (positive or negative) equal to the (i) Closing Current Assets minus (ii) Closing Current Liabilities.  A sample calculation of Closing Net Working Capital is set forth on Exhibit E.

“Closing Shortfall” shall have the meaning set forth in Section 1.12(b)(i).

“COBRA” shall mean the requirements for continuation health coverage under Section 601 et seq. of ERISA and Section 4980B of the Code and any comparable state statutes.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” shall have the meaning set forth in Section 1.15(c).

“Company” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Certificate” shall mean a certificate representing Company Shares that are issued and outstanding as of immediately prior to the Effective Time.

“Company Closing Certificate” shall mean a certificate to the effect that each of the conditions specified in Section 6.1 is satisfied in all respects.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Debt” shall mean the aggregate amount of (i) any Indebtedness of the Company (including under the Convertible Note), (ii) any guaranties or arrangements having the economic effect of a guaranty by the Company of any Indebtedness of any other Person, and (iii) any accrued interest or penalties on any of the foregoing.

“Company Debt Amount” shall mean the amount of all outstanding Company Debt as of the Closing (without giving effect to the payment of any Company Debt at the Closing pursuant to Section 1.3(d)(ii)).

“Company Employee” shall mean any employee (whether current or former) of the Company.

“Company Equityholder Representative” shall have the meaning set forth in the first paragraph of this Agreement.

“Company Equityholder Representative Account Payment” shall have the meaning set forth in Section 1.11(i).

“Company Equityholder Representative Expense Amount” shall mean two hundred and fifty thousand dollars ($250,000).

“Company Equityholders” shall mean, collectively, all holders of Company Options, Company Warrants and all Company Stockholders.

“Company Expense Amount” shall mean the amount of all unpaid Company Expenses as of the Closing (without giving effect to the payment of any Company Expenses at the Closing pursuant to Section 1.3(d)(i)).

“Company Expenses” shall mean all Transaction Expenses incurred by or on behalf of the Company, together with the fees and expenses of the Payment Agent; the fees and expenses of the Escrow Agent; and all dividends or other distributions declared (or otherwise accrued) and unpaid on any Company Share as of immediately prior to the Closing.

“Company Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company by any third party.

“Company Material Adverse Effect” shall mean any material adverse change, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate with all other changes, events, circumstances, occurrences, states of facts or developments occurring prior to the determination of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on, (a) the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of the Company, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that, with respect to clause (a) of the foregoing, “Company Material Adverse Effect” does not include any event, occurrence, fact, condition or change, directly or indirectly, arising after the date hereof out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the business of the Company operates; (iii) any changes in financial or securities markets in general; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any changes in applicable Laws or accounting rules, including GAAP; or (vi) the announcement or pendency of the transactions contemplated by this Agreement, except to the extent any such event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to the matters described in the foregoing clauses (i), (ii), (iii), (iv) or (v) above disproportionately affects in any material respect the business of the Company, as compared to other companies that conduct business in the industry in which the Company conducts such business (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” exists.

“Company Option” shall mean an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plan.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company, in whole or in part.

“Company Plan” shall mean any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or stockholders of the Company that are sponsored or maintained by the Company or with respect to which the Company has made or is required to make payments, transfers or contributions or has or may have any actual or potential liability.

“Company Preferred Stock” shall mean the preferred stock, par value $0.01 per share, of the Company in such series as designated by the Company’s Board of Directors from time to time, including the Company Series B Preferred Stock, Company Series B-1 Preferred Stock and Company Series B-2 Preferred Stock.

“Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of the Company, alone or jointly with others.

“Company Restricted Share” shall mean any Company Share that is subject to repurchase or redemption by the Company pursuant to any restricted stock or similar agreement.

“Company Series B Preferred Stock” shall mean the Series B Convertible Preferred Stock, par value $0.01 per share, of the Company.

“Company Series B-1 Preferred Stock” shall mean the Series B-1 Convertible Preferred Stock, par value $0.01 per share, of the Company.

“Company Series B-2 Preferred Stock” shall mean the Series B-2 Exchangeable Preferred Stock, par value $0.01 per share, of the Company.

“Company Share” shall mean a share of Company Series B Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock or Company Common Stock.

“Company Stock Plan” shall mean the Company’s 2011 Stock Incentive Plan.

“Company Stockholders” shall mean the holders of record of the Company Shares (other than shares cancelled pursuant to Section 1.5(b)) outstanding immediately prior to the Effective Time.

“Company Warrant” shall mean each warrant or other contractual right to purchase or acquire Company Shares; provided, that Company Options shall not be considered Company Warrants.

“Controlling Party” shall mean the party controlling the defense of any Third-Party Action.

“Convertible Note” shall mean that certain convertible note issued by the Company, on October 18, 2018, in favor of the Buyer in the principal amount of ten million dollars ($10,000,000).

“D&O Insurance” shall have the meaning set forth in Section 4.11(b).

“Deductible Amount” shall have the meaning set forth in Section 7.5(a).

“Departing Individuals” shall have the meaning set forth in Section 6.1(g).

“Designated Event” shall have the meaning set forth on Schedule 9.1(a).

“Designated Event Adjustment Amount” shall have the meaning set forth on Schedule 9.1(a).

“Device” shall mean the coagulometer for the rapid, point-of-care measurement of patient coagulation status under development by Perosphere Tech.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as in effect from time to time.

“Disclosure Schedule” shall mean the disclosure schedule provided by the Company to the Buyer on the date hereof, which shall be arranged in sections and subsections that correspond to the sections and subsections of Article II.

“Disclosure Statement” shall mean a written information statement that includes (i) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Equityholders, the escrow arrangements and the authority of the Company Equityholder Representative, and a statement that the adoption of this Agreement by the Company Stockholders shall constitute approval of such terms) and (ii) a statement that appraisal rights are available for the Company Shares pursuant to the DGCL and a copy thereof.

“Dispute” shall mean the dispute resulting if the Company Equityholder Representative in a Response disputes the Company Equityholders’ liability for all or part of the Claimed Amount.

“Dissenting Shares” shall mean Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with the DGCL and not effectively withdrawn or forfeited prior to the Effective Time.

“Documentation” shall mean printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end user.

“Edoxaban” shall have the meaning set forth in Section 1.15(c).

“Effective Time” shall mean the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

“EMA” shall have the meaning set forth in Section 1.15(c).

“Employee Benefit Plan” shall mean all (i) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (A) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (B) maintained outside the United States or (C) individually negotiated or applicable only to one individual and (ii) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide for at will employment that can be terminated at no cost to the Company or the Buyer and with notice periods of no more than thirty (30) days), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Employee Obligations” shall mean (i) all accrued and unpaid wages, salaries, bonuses, commissions or similar obligations with respect to services performed prior to the Closing and accrued and unused personal, sick leave or vacation days owed to any current or former employee of the Company as of immediately prior to the Closing, (ii) all severance, retention, change in control or similar obligations under arrangements put in place by the Company prior to the

Effective Time (other than severance obligations disclosed on Schedule 9.1(b) to the individuals named thereon payable under severance arrangements disclosed on Schedule 9.1(b), to the extent payable in accordance with the terms thereof as in effect on the date hereof as a result of the termination of employment of any such individual at the written request of the Buyer prior to the Closing or by the Buyer after the Closing), and (iii) the employer portion of any payroll Taxes of the Company attributable to (x) the compensation described in the foregoing clauses (i) and (ii) or (y) the payments to holders of Company Options or the vesting of Company Restricted Shares pursuant to Section 1.13, in each case together with any interest or penalties thereon.  “Employee Obligations” shall exclude obligations of the Buyer and the Company under any arrangement put into place by the Buyer that becomes effective at or after the Closing.

“Employee Obligations Amount” shall mean the amount of all unpaid Employee Obligations as of the Closing (without giving effect to the payment of any Employee Obligations at the Closing pursuant to Section 1.3(d)(iii)).

“Enoxaparin” shall have the meaning set forth in Section 1.15(c).

“Environmental Law” shall mean any Law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to:  (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water or noise pollution; (iii) surface water, groundwater or soil contamination; (iv) the release, threatened release, or accidental release of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other Persons.  As used above, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interest” shall mean, with respect to any Person, (i) any share, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person and (ii) any warrant, purchase right, conversion right, exchange right or other agreement which would entitle any other Person to acquire any such interest in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that is, or at any applicable time was, a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

“Escrow Agent” shall mean Citibank N.A., as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” shall mean the Escrow Agreement in the form attached hereto as Exhibit H.

“Estimated Closing Cash” shall mean the Company’s estimate of the Closing Cash delivered pursuant to Section 6.1(w), unless the Buyer objects in good faith to such estimate, in which case the Estimated Closing Cash shall be determined in good faith by the Buyer.

“Estimated Net Working Capital” shall mean the Company’s estimate of the Closing Net Working Capital delivered pursuant to Section 6.1(w), unless the Buyer objects in good faith to such estimate in a writing that explains the basis for such objection in reasonable detail, in which case the Estimated Net Working Capital shall be determined in good faith by the Buyer.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expiration Date” shall have the meaning set forth in Section 8.1(b).

“Exploit” shall mean develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

“FDA” shall have the meaning set forth in Section 1.15(c).

“FDA Act” shall have the meaning set forth in Section 1.15(c).

“Final Closing Date Balance Sheet” shall have the meaning set forth in Section 1.12(d).

“Financial Statements” shall mean: (i) the unaudited balance sheet and statement of operations of the Company as of the end of and for each of the last three fiscal years and (ii) the Most Recent Balance Sheet and the unaudited statement of operations for the ten (10) months ended as of the Most Recent Balance Sheet Date.

“Fraud” shall mean common law fraud under the laws of the State of Delaware.

“Fundamental Representations” shall have the meaning set forth in Section 7.4.

“Future Payments” shall mean, collectively, (i) any Closing Excess that becomes payable to Company Equityholders pursuant to Section 1.12(b)(ii), plus (ii) any portion of the General Escrow Fund or the Adjustment Escrow Fund that may become distributable to Company Equityholders pursuant to this Agreement and the Escrow Agreement, plus (iii) any Company Equityholder Representative Account Payment that becomes payable to Company Equityholders pursuant to Section 1.11(i), plus (iv) any portion of the Milestone Consideration that becomes payable pursuant to this Agreement (less any Set-Off Amount withheld therefrom pursuant to Section 7.6(a)), and plus (v) any portion of a Set-Off Amount that becomes payable by the Buyer pursuant to Section 7.6(c), with interest as provided therein.

“GAAP” shall mean United States generally accepted accounting principles.

“General Escrow Amount” shall mean seven and one-half million dollars ($7,500,000).

“General Escrow Fund” shall mean, as of any time, the General Escrow Amount, including any interest or other amounts earned thereon prior to such time, less (i) any investment losses thereon incurred prior to such time and (ii) disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Grant Date” shall have the meaning set forth in Section 2.2(c).

“Indebtedness” shall mean, without duplication, with respect to any Person (i) all obligations for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations as lessee capitalized in accordance with GAAP, (v) all obligations of others secured by a Security Interest on any asset, whether or not such obligations are assumed, (vi) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, (vii) all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (viii) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, and (ix) all obligations in respect of futures contracts, swaps, other financial contracts and other similar obligations (determined on a net basis as if such contract or obligation was being terminated early on such date).

“Indemnified Party” shall have the meaning set forth in Section 7.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 7.3(a).

“Intellectual Property” shall mean the following subsisting throughout the world:  (i) Patent Rights; (ii) Trademarks and all goodwill in the Trademarks; (iii) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (iv) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction; (v) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, data and technology, including medical, clinical, toxicological and other scientific data, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (vi) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” shall mean Patent Rights, applications and registrations for Trademarks, applications and registrations for copyrights and designs, mask work registrations and applications for each of the foregoing.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide), laboratory equipment, reagents, materials and test, calibration and measurement apparatus used by the Company in its business or operations or to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Product, whether located on the premises of the Company or hosted at a third party site.  All Internal Systems that are material to the business of the Company are listed and described in Section 9.1 of the Disclosure Schedule.

“IRS” shall mean the United States Internal Revenue Service.

“Key Person Arrangements” shall have the meaning set forth in the recitals to this Agreement.

“Key Persons” shall have the meaning set forth in the recitals to this Agreement.

“Know-How” shall mean all technology, trade secrets, technical data, manufacturing information, pre-clinical and clinical data, sales data and any other information or experience to the extent related to the Product.

“knowledge,” in the context of phrases such as “to the knowledge of the Company” or any phrase of similar import, shall be deemed to refer to the actual knowledge of Solomon S. Steiner, Bryan Laulicht, Peter van Straelen, Philip Sussman and, solely with respect to Sections 2.7(c)(x), 2.7(c)(xiv), 2.12, 2.13(a)(ix), 2.13(a)(xviii) and any other representations and warranties relating to Intellectual Property, Raymond Mandra, as well as any other knowledge which such persons would have possessed had they made reasonable inquiry of appropriate employees and agents of the Company with respect to the matter in question.

“Law” shall mean each applicable transnational, domestic or foreign federal, state or local law (statutory, common or otherwise) law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling, Permit or ordinance of any Governmental Entity, including any applicable stock exchange rule or requirement.

“Lien” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law), other than (a) mechanic’s, material men’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, and (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the Company and not material to the Company, taken as a whole.

“Lease” shall mean any lease or sublease pursuant to which the Company leases or subleases to or from another party any real property.

“Legal Proceeding” shall mean any action, suit, proceeding (including administrative proceeding), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” shall have the meaning set forth in Section 1.10(a).

“Losses” shall mean any and all liabilities  judgments, monetary damages, fines, fees, penalties, interest obligations, deficiencies and expenses of whatever kind (including reasonable fees and expenses of attorneys and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, that Losses shall not include any punitive damages except to the extent paid or payable to a third party.

“Major European Country” shall have the meaning set forth in Section 1.15(c).

“Materials of Environmental Concern” shall mean any: pollutants or contaminants (as such terms are defined under the Clean Water Act, 33 U.S.C. Section 401 et seq.) or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” shall mean the merger of Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Sub” shall have the meaning set forth in the first paragraph of this Agreement.

“Milestone Consideration” shall have the meaning set forth in Section 1.15.

“Milestone Event” shall have the meaning set forth in Section 1.15(a).

“Milestone Notice” shall have the meaning set forth in Section 1.15(a).

“Milestone Payment” shall have the meaning set forth in Section 1.15(a).

“Most Recent Balance Sheet” shall mean the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” shall mean October 31, 2018.

“NDA” shall have the meaning set forth in Section 1.15(c).

“Net Sales” shall have the meaning set forth in Section 1.15(c).

“Neutral Accountant” shall mean a certified public accounting firm of national reputation selected by the Buyer and reasonably acceptable to the Company Equityholder Representative.

“Non-controlling Party” shall mean the party not controlling the defense of any Third-Party Action.

“Option Surrender Agreement” shall mean an option surrender agreement in the form of Exhibit I.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

“Parties” shall mean the Buyer, Merger Sub, the Company and the Company Equityholder Representative.

“Patent Rights” shall mean all patents, patent applications, utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Payment Agent” shall have the meaning set forth in Section 1.10(a).

“Permits” shall mean all permits, licenses, registrations, certificates, orders, approvals, franchises, variances, waivers and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Permitted Company Debt Amount” shall mean Indebtedness of the Company as of the Closing in an amount not to exceed twelve million dollars ($12,000,000) pursuant to that certain Loan Agreement, dated as of April 12, 2017, between Bank of America, N.A. and the Company.

“Permitted Interest” shall mean (a) mechanics’, carriers’, repairmans’, materialmen’s and similar Security Interests not yet due and payable; (b) Security Interests for Taxes not yet due and payable or which are being contested in good faith and for which appropriate reserves have been established and are reflected on the Financial Statements; (c) purchase money Security Interests and Security Interests securing rental payments under capital lease arrangements; and (d) in the case of owned or leased real property, covenants, conditions, restrictions, easements, survey exceptions, imperfections of title and other similar matters which do not materially detract from the value of, or materially interfere with the present or presently contemplated use of, the property subject thereto or affected thereby.

“Perosphere Tech” shall mean Perosphere Technologies Inc., a Delaware corporation.

“Person” shall mean a natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Pre-Closing Certificate” shall mean a certificate, in form and substance satisfactory to the Buyer, duly executed by the chief executive officer and chief financial officer of the Company and setting forth the Company’s good faith and best estimates and calculations of the following: (i) the Company Expense Amount; (ii) the Company Debt Amount; and (iii) the Employee Obligations

Amount.  The Pre-Closing Certificate shall be accompanied by detailed supporting documentation, in form and substance satisfactory to the Buyer, and shall be accompanied by (1) wire transfer instructions for the payment and satisfaction of all Company Expenses reflected on the Pre-Closing Certificate and copies of invoices submitted by each payee of Company Expenses confirming that all amounts payable to them for services rendered through the Closing in connection with the Merger or the other transactions contemplated by the Agreement will be paid in full (and all of the Company’s liabilities in respect thereof will be fully discharged) upon each such payee’s receipt of the amount included within the Company Expense Amount; (2) wire transfer instructions for the payment and satisfaction of all Company Debt reflected on the Pre-Closing Certificate and a complete release (in form and substance satisfactory to the Buyer) of the Company (and all of its rights, properties and assets) from all Security Interests (other than Permitted Interests) and liabilities with respect to such Company Debt, duly executed by each Person to whom such Company Debt is owed, effective upon the discharge of such Company Debt at the Closing; and (3) instructions for the payment and satisfaction of all Employee Obligations reflected on the Pre-Closing Certificate.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.

“Preliminary Closing Date Balance Sheet” shall have the meaning set forth in Section 1.12(a).

“Pro Rata Share” shall mean, as of any time for any Company Equityholder the percentage obtained by dividing such Company Equityholder’s Transaction Proceeds as of such time by the aggregate Transaction Proceeds of all Company Equityholders as of such time.

“Product” shall mean the novel pharmaceutical agent for reversal of certain anticoagulants known as ciraparantag (PER977).

“Regulatory Authorities” means the FDA, EMA or any other Governmental Entity in another country or jurisdiction that is a counterpart to the FDA and holds responsibility for granting Regulatory Approval for a product, or otherwise regulating the research, development or commercialization of a product, in such country, including the EMA, and any successor(s) thereto.

“Regulatory Approval” shall have the meaning set forth in Section 1.15(c).

“Regulatory Approval Application” shall have the meaning set forth in Section 1.15(c).

“Regulatory Documentation” shall mean all applications, registrations, licenses, authorizations, approvals and correspondence submitted to or received from any Governmental Entity (including minutes and official contact reports relating to any communications with any Governmental Entity) and all supporting documents and all preclinical studies and other data, relating to the Product in the Company’s possession or control.

“Representative Reimbursable Expenses” shall have the meaning set forth in Section 1.11(h).

“Response” shall mean a written response containing the information provided for in Section 7.3(d).

“Rivaroxaban” shall have the meaning set forth in Section 1.15(c).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law).

“Selling Party” shall have the meaning set forth in Section 1.15(c).

“Set-Off Amount” shall have the meaning set forth in Section 7.6(a).

“Set-Off Notification” shall have the meaning set forth in Section 7.6(b).

“Signing Amendments” shall have the meaning set forth in the recitals to this Agreement.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Spin-Off Transaction” shall mean the transaction pursuant to which the Company transferred, contributed, assigned, distributed and conveyed certain assets to Perosphere Tech and distributed the stock of Perosphere Tech to the Company’s stockholders pursuant to that certain Separation and Distribution Agreement, dated as of August 18, 2017, between the Company and Perosphere Tech.

“Subsidiary” shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Company (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Surviving Corporation” shall mean the Company, as the surviving corporation in the Merger.

“Target Net Working Capital” shall mean negative six million two hundred thousand dollars (-$6,200,000).

“Taxes” shall mean any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities in the nature of a tax, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or related to any contest or dispute thereof.

“Tax Returns” shall mean any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to (or required to be filed with or submitted to) any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes.

“Third-Party Action” shall mean any lawsuit or legal proceeding by a Person other than a Party for which indemnification may be sought by a Party under Article VII.

“Trademarks” shall mean all registered trademarks and service marks, logos, Internet domain names, social media accounts and identifiers, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transaction Expenses” shall have the meaning set forth in Section 4.3.

“Transaction Proceeds” shall mean, with respect to any Company Equityholder as of any time of determination the portion of the Aggregate Merger Consideration that has been paid to such Company Equityholder.

“Transfer Taxes” shall have the meaning set forth in Section 5.1(d).

“United Kingdom” shall have the meaning set forth in Section 1.15(c).

“United States” shall have the meaning set forth in Section 1.15(c).

“Warrant Surrender Agreement” shall mean a warrant surrender agreement in the form attached hereto as Exhibit F.

“Written Consent” shall have the meaning set forth in the recitals to this Agreement.

ARTICLE X
MISCELLANEOUS

10.1        Press Releases and Announcements.  Neither the Company Equityholder Representative nor, prior to the Effective Time, the Company shall issue any press release or make any public statement relating to the subject matter of this Agreement without the prior written approval of Buyer.  Prior to the Effective Time, the Buyer shall, to the extent permitted by applicable Law, furnish to the Company the proposed text of any press release or public disclosure proposed to be issued by the Buyer relating to the subject matter of this Agreement and will consider in good faith the reasonable comments of the Company thereon, except that this sentence shall not apply to any press release that is limited to information that previously has been disclosed publicly.

10.2        Further Assurances; Post-Closing Cooperation.  At any time or from time to time after the Closing, at the request of any Party, the other Parties shall execute and deliver to the requesting Party such other documents and instruments, provide such materials and information and take such other actions as the requesting Party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other Party or Parties to fulfill its or their respective obligations under this Agreement and the transactions contemplated hereby.

10.3        Third-Party Beneficiaries.  The terms and provisions of this Agreement are intended solely for the benefit of the Buyer, Merger Sub, the Company, the Company Equityholder Representative and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person.  For the avoidance of doubt, no Person other than a Party may assert any claim or initiate any Legal Proceeding to enforce any provision of this Agreement.

10.4        Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that (a) the Mutual Confidentiality Agreement, dated as of June 14, 2018, between the Buyer and the Company shall remain in effect until the Effective Time, at which time it shall expire and (b) the Convertible Note shall survive the execution and delivery of this Agreement and remain in full force and effect in accordance with its terms.

10.5        Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties; provided that (a) Merger Sub may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer and (b) Buyer may assign all of its rights or obligations under this Agreement to a Product Line Transferee pursuant to a Product Line Sale, in which case Buyer shall be released from all Liabilities hereunder, including with respect to payment of the Milestone Payments.  Any purported assignment of rights or delegation of performance obligations in violation of this Section 10.5 is void.

10.6        Counterparts and Facsimile Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile or pdf signature and a facsimile or pdf signature shall constitute an original for all purposes.

10.7        Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.8        Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, or on the same business day (if sent before 2 p.m. local time in the time zone of the recipient’s physical address (as specified below) and otherwise on the next business day) if sent by fax with electronic or telephonic confirmation of receipt, in each case to the intended recipient as set forth below:

If to the Company prior to the Closing:		With a copy to:

Perosphere Pharmaceuticals Inc.		Kramer Levin Naftalis & Frankel LLP
20 Kenosia Avenue		1177 Third Avenue
Danbury, Connecticut 06810		New York, New York 10036
Attn: Solomon Steiner		Attn: Abbe Dienstag
Tel: 203 885 1116		Tel: 212-715-9100
Fax: 203 790 8594		Fax: 212-715-8000

If to the Buyer or Merger Sub or (after the Closing) the Company:		With a copy to:

c/o AMAG Pharmaceuticals, Inc.		Wilmer Cutler Pickering Hale and Dorr LLP
1100 Winter Street		60 State Street
Waltham, MA 02451		Boston, Massachusetts 02109
Attn: General Counsel	Attn:	Steven Singer, Esq.
Tel: 617 498 3300		Joseph B. Conahan, Esq.
Fax: 617 649 1654		Tel: 617 526 6000
Fax: 617 526 5000

If to the Company Equityholder Representative:

Bryan E. Laulicht
c/o Perosphere Pharmaceuticals Inc.
20 Kenosia Avenue
Danbury, Connecticut 06810
Tel: 203 885 1154
Fax: 203 790 8594

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, or ordinary mail), but no such notice, request, demand, claim or other communication that is given by such other means shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.9                        Amendments and Waivers.  The Parties may mutually amend any provision of this Agreement at any time; provided, however, that any amendment effected subsequent to the effectiveness of the Written Consent and prior to the Closing shall be subject to any restrictions contained in the DGCL.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver.  No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No amendment or waiver effected subsequent to the Closing shall be effective against any Company Equityholder unless such amendment or waiver (a) is signed by the Company Equityholder Representative and (b) either (i) is consented to in writing by such Company Equityholder or (ii) such amendment or waiver applies to all Company Equityholders.

10.10                 Severability; Invalid Provisions.  If any provision of this Agreement is finally judicially determined to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

10.11                 Governing Law.  All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

10.12                 Submission to Jurisdiction.  Each Party (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.  Each Party waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Any Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section

10.8.  Nothing in this Section 10.12, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law.

10.13                 WAIVER OF TRIAL BY JURY.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN ANY ACTION OR PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR PROCEEDING.

10.14                 Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the Party seeking such remedy has an adequate remedy at Law or (b) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

10.15                 Construction.

(a)                                 The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(b)                                 Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(c)                                  Any reference to any Article, Section or paragraph shall be deemed to refer to an Article, Section or paragraph of this Agreement, unless the context clearly indicates otherwise.

(d)                                 The Parties hereto agree that this Agreement is the product of negotiation between sophisticated parties and individuals, all of whom were represented by counsel, and each of whom had an opportunity to participate in and did participate in the drafting of each provision hereof.  Accordingly, ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any Party but rather shall be given a fair and reasonable construction without regard to the rule of contra proferentem.

(e)                                  Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the words

“include,” “includes,” “including” and other similar words shall be deemed to be followed by the phrase “but not limited to,” (v) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated, (vi) for any document or other item to have been “delivered,” “provided” or “made available” to the Buyer or prior to the execution or date of this Agreement such document or other item must be deposited at least one business day prior to the date hereof (or if deposited more recently, provided such notice of such deposit and a copy of thereof was given to the Buyer) into the data room heretofore established by the Company with written notice of such deposit and a copy of such deposit was made to the Buyer, (vii) all references to “dollars” or “$” shall mean United States dollars and (viii) “business day” shall mean any day other than a Saturday, Sunday or other day on which banks in Boston, Massachusetts or New York, New York are required or permitted by Law to be closed.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless otherwise expressly stated.  When used herein, the terms “third party,” “third-party” or “third parties” refers to any Persons other than the Buyer, Merger Sub, the Company and their respective Affiliates.

(f)                                   The drafting and negotiation of the representations, warranties, covenants and conditions to the obligations of the Company, the Buyer and Merger Sub herein reflect compromises, and certain provisions may overlap with other provisions or may address the same or similar subject matters in different ways or for different purposes.  It is the intention of the parties that, to the extent possible, unless provisions are by their terms mutually exclusive and effect cannot be given to both or all such provisions, (i) the representations, warranties, covenants and closing conditions in this Agreement shall be construed to be cumulative, (ii) each representation, warranty, covenant and closing condition in this Agreement shall be given full separate and independent effect, and (iii) no limitation in or exception to any representation, warranty, covenant or closing condition shall be construed to limit or apply to any other representation, warranty, covenant or closing condition unless such limitation or exception is expressly made applicable to such other representation, warranty, covenant or closing condition.  Subject to Section 7.5(e), all remedies, either under this Agreement or by law or otherwise afforded, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

AMAG PHARMACEUTICALS, INC.

By:	/s/ William K. Heiden
Name:	William K. Heiden
Title:	President and Chief Executive Officer

MAGELLAN MERGER SUB, INC.

By:	/s/ William K. Heiden
Name:	William K. Heiden
Title:	President and Chief Executive Officer

PEROSPHERE PHARMACEUTICALS INC.

By:	/s/ Solomon S. Steiner
Name:	Solomon S. Steiner
Title:	Executive Chairman of the Board

COMPANY EQUITYHOLDER REPRESENTATIVE

/s/ Bryan E. Laulicht
Bryan E. Laulicht

[Signature Page to Merger Agreement]